                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 10-SB/A

                                 AMENDMENT No. 4


                   GENERAL FORM FOR REGISTRATION OF SECURITIES

     Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
               (Exact name of Company as specified in its charter)

                      HUAYANG INTERNATIONAL HOLDINGS, INC.


                          NEVADA                           58-1667944
                          ------                           ----------
             (State or other jurisdiction of            (I.R.S. Employer
              incorporation or organization)           Identification Number)

                   386 Qing Nian Avenue
                     Shenyang, China                         110003
         (Address of principal executive offices)          (zip code)


                             011 (86)(24) 2318-0688
                (Issuer's telephone number, including area code)

           Securities to be registered under Section 12(b) of the Act:


                   Title of each class            Name of each exchange on which
                   to be so registered            each class is to be registered

                           NONE                                NONE
                           ----                                ----

           Securities to be registered under Section 12(g) of the Act:

                          COMMON STOCK, PAR VALUE $0.02
                          -----------------------------
                                (Title of Class)



                                     PART I
                                     ------

ITEM 1.  DESCRIPTION OF BUSINESS

OVERVIEW

      Huayang International Holdings, Inc. (the "Company", "We", or "Registrant"), formerly known as Power Capital Corp. ("PCC"), is a real-estate development company engaged in the development of a 162,000 square meter hotel and business property in the People's Republic of China. The Company's current activities include the development and construction of a hotel, apartment and office complex in Shenyang, China.


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STRUCTURE OF THE COMPANY

      We conduct our business through our 95% owned subsidiary Shenyang Haitong House Properties Development, Ltd ("Haitong"), and the following joint ventures in which the Company holds a 20% stake: Changyang International Hotel Co., Ltd. ("Hotel"), Changhua (Shenyang) Business Co., Ltd. ("Business Center") and Changyuan (Shenyang) Car Park Co., Ltd. ("Garage") (collectively referred to as the "Hotel Group").

HISTORY

      We were a publicly listed company, incorporated under the laws of the state of Nevada, trading on the Over the Counter ("OTC") Bulletin Board.

      On December 29, 1995, PCC signed an acquisition agreement, as amended on January 5, 1996, with the Huayang International Trust (the "Trust"), whereby the Trust sold its 95%, 20%, 20% and 20% investments in Haitong, Hotel, Business Center and Garage, respectively, to PCC in exchange for 6,000,000 shares of common stock of PCC. On January 5, 1996, 6,000,000 shares were transferred to the Trust. At the date of acquisition, PCC changed its name to Huayang International Holdings, Inc. Our shares were formerly traded on the OTC Bulletin Board under the symbol "HIHI" and commenced trading on January 24, 1996. The trading prices ranged between $0.25 and $4.375 per share. On December 15, 1999, the Company shares were delisted from the OTC Bulletin Board because it was not in compliance with the newly adopted OTC Bulletin Board Eligibility Rule, which requires all companies to be fully reporting under the Securities Exchange Act of 1934, and for their Form 10SB to be in a "no comment" stage with the Securities and Exchange Commission (the "Commission"). We have filed this Form 10SB in an effort to comply with the Eligibility Rule, and plan to apply for relisting on the OTC Bulletin Board as soon as this Form reaches "no comment" stage with the Commission. We expect to be relisted in April 2001 or soon thereafter.

BUSINESS

      We are engaged in real estate development. As of now, we are primarily engaged in developing the Huayang International Mansion ("Commercial Towers"). Upon completion, the Mansion will be a mixed-use complex with a total construction area of 162,000 square meters. The Commercial Tower is located in Shenyang, a major Chinese city with a population of nearly seven million, offering residential, hotel, office, recreation, shopping and conference facilities.

      The building consists of two towers and two podiums. Haitong owns Tower A and Podium A, while Hotel Group owns Tower B and Podium B of the building.

      Tower A is a 22 story construction with 330 office units, 220 business apartments, and 66 penthouse apartments, totaling approximately 56,000 square meters. Assuming all the units in Tower A are sold, then we estimate that it will provide at least US$40 million in gross revenues. Podium A is a five story construction totaling approximately 27,000 square meters, with 21,418 square meters of commercial space for lease. As of December 31, 1999, 332 units of Tower A totaling approximately 28,000 square meters (69% of the total area available for sale) have been sold, generating approximately US$21.6 million in gross revenues, and 71 Tower A units totaling approximately 5,800 square meters (36% of available space) have been leased, generating US$0.68 million in annual gross revenues.

      Tower B and Podium B of the building totaling approximately 80,000 square meters will be operated by Sheraton Overseas Management Corporation and Hotel Group together as Sheraton Shenyang Lido Hotel. When completed, the five-star hotel will have 533 rooms/suites and 90 luxury apartments. Assuming an occupancy rate of 70%, and a standard room rate of US$140, the hotel will generate US$46.65 million each year in gross revenues, including revenues derived from room charges, restaurants and bars, recreation facilities, business facilities and car park. The service facilities in the hotel will serve the entire building.


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      There can be no assurance, however, that such an occupancy and room rate will be attained.

      The Commercial Tower is conveniently located in the City's Special Economic Zone for new and hi-tech enterprises, and is only approximately 15 minutes away from the city's international airport and approximately 10 minutes away from the city's main railway station. Qingnian Avenue, a major traffic thoroughfare for the city leads to the building. Wulihe Stadium, the city's newest and most advanced stadium is located just on the northern side of the building. Regent Park, on the western side of the building, is a luxury residential area under development. JW Marriott Hotel and China Northern Airline's main office face the building's south side. To the east, across Qingnian Avenue is Riverside Garden, considered the most luxurious residential development in northeastern China. Some major entertainment facilities, such as Summer Place (a water park), the Science and Technology Museum and an aquarium are also located nearby.

      The total cost for the project is budgeted at US$170 million, of which it is expected that US$70 million will fund the development of Tower A and Podium A, and US$100 million will pay the costs of developing the Sheraton Hotel.

      The project was scheduled to be completed by December 2000. Construction on Tower A was completed in December 1999. However, due to additional interior decoration related work resulting from redesign and furbish request from Sheraton Overseas Management Corporation and Hotel Group, the project is now scheduled to be completed by July, 2001.


POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

      The following is a discussion of our investment policies, financing policies and policies with respect to certain other activities. These policies have been determined by our directors and may be amended or revised from time to time at the discretion of the directors without a vote of the stockholders.

INVESTMENT POLICIES

      INVESTMENT IN REAL ESTATE OR INTERESTS IN REAL ESTATE. We will invest in office buildings, apartments and income producing real estate which may offer satisfactory levels of cash flow and prospects for growth in cash flow and value. We will focus primarily in China, particularly the Northeast part of the country, but may consider valid opportunities in other regions. We will actively manage and operate a majority of our income producing real estate investments. We may enter into joint ventures and other arrangements with third parties who may provide equity or expertise in a variety of real estate ventures. We will rehabilitate properties when the expected returns justify the costs of rehabilitation. We will build office buildings, apartments and other income producing real estate properties when the expected returns are in excess of those available in acquisitions and justify the increased risk. Our real estate investments will generally be for income. But we may sell the properties depending on the value realization on a case by case basis. We do not have a policy limiting the amount or percentage of assets which will be invested in any specific property.

      INVESTMENT IN REAL ESTATE MORTGAGES. While we will emphasize equity real estate investments and have no current plans to invest in mortgages, we may invest in real estate mortgages in the future.

      SECURITIES OF OR INTERESTS IN PERSONS PRIMARILY ENGAGED IN REAL ESTATE ACTIVITIES. We may invest in securities of entities engaged in real estate activities or securities of other issuers, including for the purpose of exercising control over such entities.

      INVESTMENTS IN OTHER SECURITIES. While we will emphasize equity investments in real estate projects, we may consider bonds, preferred stocks, common stocks or other types of securities in entities which invest in real estate. In particular, we may enter into joint ventures and other arrangements with third parties who may provide equity or expertise in a variety of real estate ventures.

FINANCING POLICIES


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      We will seek to finance our investments through both public and private secured and unsecured debt offerings, as well as public and private placements of our equity securities. The equity securities may include both common and preferred equity issues. There are currently no restrictions on the amount of debt that we may incur. For the past three years, our projects are mainly financed through bank loans and investment from our principal equity shareholders. While we may issue preferred stock and bonds, we did not issue any senior securities in the past three years.

      We do not have a policy limiting the number or amount of mortgages that may be placed on any particular property, but mortgage financing instruments, including those currently encumbering our properties, usually limit additional indebtedness on such properties. We may also use bond financing from affordable housing programs where appropriate.

LENDING POLICIES

      The Company did not in the past and does not intend to make loans to other persons.

POLICIES WITH RESPECT TO OTHER ACTIVITIES

      We may spin-off to our common stockholders, shares of our subsidiaries or shares of other entities we have acquired through the sale of our properties, investments or otherwise. These spin-offs may be taxable or non-taxable, depending upon the facts and circumstances. We did not engage in such activities in the past three years.

      We may make investments other than as previously described. We may engage in the purchase and sale of investments. The Company may offer its shares of common or preferred stock in exchange for property and to repurchase or otherwise reacquire its shares of common or preferred stock and may engage in such activities in the future. Specifically, the Company may consider an odd lot program to repurchase common stock from holders of fewer than 100 shares. The Company does not intend to engage in trading, underwriting or the agency distribution or sale of securities of other issuers. The Company may invest in securities of other issuers for purpose of exercising control. In the past three years, the Company did not engage in any of the above activities.

      The Company intends to make annual reports to its shareholders which provides updated information about its operations as well as financial statements certified by independent public accountants.

      Our policies with respect to these activities may be reviewed and modified from time to time by our directors without notice to or vote of the stockholders.

MARKET AND COMPETITION

      Shenyang is the capital city of Liaoning Province. It is a major Chinese city with a population of nearly 7 million. It was ranked by the State Statistical Bureau as the fifth largest city in China in terms of economic strength, after Shanghai, Beijing, Tianjin and Guangzhou. Shenyang is one of the most important heavy industrial centers of China. Shenyang is also the most important traffic hub for northeastern China. It connects Beijing with major cities such as Dalian, Harbin, Dandong, and Changchun as well as Russia, Mongolia and North Korea.

      In the process of China's economic reform, Shenyang has put great effort into developing projects with high economic growth potential and has significantly improved its infrastructure to ensure that its economy will continue to grow. The city has given priority to the automobile manufacturing, service, and high technology sectors and has been quite successful in attracting investments in these sectors. For example, large automakers such as Toyota, General Motors and Ford all have established joint ventures in the city.

      The economic development has led to a higher level of demand for office space, retail space, business apartments and hotels, especially for high-end properties with good locations and quality services. We quickly responded to market demands and initiated the Huayang International Mansion project, which will provide office space, luxury residential units, retail space, entertainment


                                                                          PAGE 4
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functions, convention andexhibition functions as well as a five star-hotel.

      We are in direct competition with a number of real estate development and property management companies that also provide office space to businesses in Shenyang. Some of these companies may have more resources than we do, or are able to offer similar services at a better price than we are. The Sheraton hotel will compete directly with other business hotels in Shenyang, such as the JW Marriott and Traders Hotel operated by Shangri-la.


JOINT VENTURES

      In order to enhance the efficiency of the operation of the Commercial Towers, we entered into several joint ventures to operate various aspects of the Commercial Towers.

      Hotel: Hotel is developing a 55,000 square meter, 623 room luxury business hotel in Tower B of the Commercial Towers. We are a 20% stakeholder in the Hotel project. The Hotel will be managed by Sheraton Hotels, a subsidiary of Starwood Hotels & Resorts Trust.

      As of December 31, 1999 the total construction costs of Tower B and Podium B totaled approximately US$99.7 million, of which approximately US$41 million had been paid with the balance to be paid by the principal shareholder, Yick Ho, Ltd., a wholly owned subsidiary of Cheung Kong (Holdings) Limited, a Hong Kong based corporation listed in Hong Kong Stock Exchange. The Company must provide additional financing of US$2,500,000. The Hotel Group is expected to generate annual revenues of $46.65 million based on a 70% annual occupancy rate. This is based on projected revenues of $30.19 million from room tariffs, and US$16.46 million from other services including the Business Center and Garage.

      Business Center: Business Center owns and operates a 20,000 square meter business center occupying the five story podium of Tower B. The Business Center will operate business and conference facilities as well as entertainment facilities. We are a 20% stakeholder in the Business Center project. The Company expects the Business Center to generate annual revenues of $16.25 million.

      Garage: Garage owns and operates a 10,000 square meter parking facility in support of the Hotel and Business Center. The facility occupies two basement levels of Tower B. We are a 20% stakeholder in the Garage project. Based on a 70% annual occupancy rate of the hotel, the parking facilities are expected to generate annual revenues of $211,000.

Project Funding

      Our projects were financed through a combination of debt financing in the form of mortgage notes, capital contributions by Mr. Gao Wanjun, one of our officers, directors and controlling shareholders, and shareholder loans made to us by Mr. Gao.

Project Status

      Tower A has been completed. There are 330 office units, 220 business apartment units and 66 penthouse apartment units in Tower A, totaling approximately 56,000 square meters. Of the total available space, approximately 40,000 square meters are designated for sale and approximately 16,000 square meters are intended to be leased properties. As of December 31, 1999,approximately 28,000 square meters of floor space had been sold and approximately 5,800 square meters of floor space had been leased.

      Podium A has almost been completed and we expect it to begin full operation by July 2001. Agriculture Bank of China has leased 1,000 square meters of the ground floor area. In addition, the "Spring of Paris," a luxury shopping mall, has signed a letter of intent to lease 12,000 square meters.

      The construction of Hotel is almost finished as well. The Hotel plans to open by July 2001.


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Government Regulation

      Our projects are subject to various laws and governmental regulations, such as zoning regulations, relating to our business operations and project developments. We must obtain and keep current various licenses, permits and regulatory approvals for its development projects. We believe that we are in compliance with all laws, rules and regulations applicable to its projects and that such laws, rules and regulations do not currently have a material impact on our operations. Due to the increasing levels of development in the areas of China where we currently operate, it is possible that new laws, rules and/or regulations may be adopted that could affect our projects or proposed projects. The enactment of such laws, rules or regulations in the future could have a negative impact on our project growth or profitability, which could decrease our projected revenues or increase our costs of doing business.

Employees

      As of September 2000, the Company had 20 employees, all of which are salaried. No employee group is covered under a collective bargaining agreement. We believe our relationship with our employees is good.

Cautionary Statements


                        RISKS ASSOCIATED WITH THE COMPANY

      We have a limited operating history upon which to base an investment in the company.

      Although we merged into Power Capital Corporation in December 1995, we did not initiate operations until October 1997. As a result, we have a limited operating history to serve as a basis to evaluate our business and prospects. Our prospects must be considered in light of risks, expenses, delays, problems and difficulties frequently encountered by early stage companies. Our real estate developments may not achieve the market acceptance required for us to generate profits.

      We have not yet completed construction of our first project, the Huayang International Mansion. Construction on the Commercial Towers is scheduled to be completed by July 2001. There can be no assurance that we will be successful in our business operations or that we will achieve sufficient levels of market acceptance for our property development projects and joint ventures. Our business may be subject to any or all of the problems, expenses, delays and risks inherent in the establishment of a new business enterprise. Such risks may include, among other things, limited capital resources, possible delays in construction and/or development of its properties, possible cost overruns due to price and cost increases in raw materials and the manufacturing processes. In addition, uncertain market acceptance and the absence of an operating history may also impede the development of our business. Therefore, there can be no assurance that our business or joint ventures will be able to achieve or maintain profitable operations. Furthermore, we may even encounter unforeseen difficulties that may deplete our capital resources more rapidly than anticipated.

      We may experience fluctuations in our quarterly results.

      Our operating results have varied significantly from quarter to quarter in the past and may continue to vary significantly from quarter to quarter in the future due to a variety of factors. Many of these factors are out of our control. These factors include:

         o Fluctuations in the real estate market where we operate;
         o Seasonality of the hotel industry;
         o Unexpected delays in construction of our real estate developments;
         o New office and hotel developments in the same market in which we compete;
         o A decline in tourism or business in the market in which we operate;
           and
         o Increases in expenses, whether related to sales and marketing, new construction, maintenance or repair costs, or administration.


      We will continue to determine our investment and expense levels based on our expected future revenues. We realize that our revenues may not continue to grow at the same rates achieved in the past. Due to the nature of our real estate business and related construction, a significant portion of our expenses cannot be adjusted in the short term and cannot be quickly reduced to respond to decreases in revenues. Therefore, if our revenues are below expectations, our operating results and net income are likely to be adversely affected. In addition, we may have to reduce our prices or accelerate our development activities in response to competitive pressures or to pursue new market opportunities. Any one of these activities may further limit our ability to adjust spending in response to revenue fluctuations.

      We may be unable to obtain the funding necessary to expand our business.

      We expect that we will require additional financing in order to expand our business. We cannot assure you that we will successfully negotiate or obtain additional financing, or that we will be able to obtain financing on terms favorable or acceptable to us. We do not have any commitments for additional financing. Our ability to obtain additional capital depends on market conditions, economic conditions, and other factors beyond our control. If we do not obtain adequate financing, or such financing is not available on acceptable terms, our ability to finance our expansion, enhance our properties, develop new properties or respond to competitive pressures would be significantly limited. Our failure to secure necessary financing could have a material adverse effect on our business, prospects, financial condition, and results of operations.

      We have a large debt compared to our capital.

      Up to now, we have consolidated indebtedness that is substantial in relation to our stockholders equity. As of December 31, 1999, we had a total debt of $17,295,725. Our debt poses substantial risks to holders of Common Stock. Such risks may include, among other things, the risks that (i) a substantial portion of the Company's cash flow from operations will be dedicated to the payment of interest on such indebtedness, (ii) our debt may impede our ability to obtain financing in the future for working capital, capital expenditures and general corporate purposes and (iii) our debt financial position may make us more vulnerable to economic downturns and may limit our ability to withstand competitive pressures.

      If we are unable to generate sufficient cash flow from operations in the future to service our indebtedness and to meet our other commitments, we will have to take some less desirable alternatives. Such less desirable alternatives may include, among other things, refinancing or restructuring our indebtedness, selling material assets or operations, or seeking to raise additional debt or equity capital. We cannot assure you that any of these actions could be effected on satisfactory terms. We cannot assure you that these actions, if taken, would enable the Company to continue to satisfy its capital requirements. We cannot assure you that these actions would be permitted by the terms of existing or future debt agreements.

      All of our debt is secured by the Commercial Towers. As of December 31, 1999, our lenders held an aggregate of $17,295,725 of liens against the Mansion as security for bank loans of the same amount. If we are unable to meet the terms of our bank loans, resulting in a default under such bank loans, the lenders may elect to declare all amounts outstanding under the loans to be immediately due and payable and foreclose on the Commercial Towers. These actions, if taken by the lenders, would have a material adverse effect on us.

      We depend on key members of our management.


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      Our business is highly dependent upon the continued dedication from our management team. In particular, our future success is dependent upon the personal efforts of Mr. Gao Wanjun, our Chairman, President and Chief Executive Officer, Ms. Wang Yufai, our Corporate Secretary and Director, and Ms. Wang Xioaluan, our Chief Financial Officer and Director. We do not have employment agreements with our executive officers or key personnel, nor do we have key man life insurance policies for such individuals. The loss of the services of our executive officers or other key personnel could affect our ability to fully implement our operating strategy. Such loss could have a material adverse effect on our business operating results and financial condition. In addition, our President and Chief Executive Officer is married to the Chief Financial Officer. Despite the oversight of the board of directors, this marriage relationship between the two top executive officers may provide these two officers with undue influence over the management decision making process of the Company.

      RISKS OF DOING BUSINESS IN THE PEOPLE'S REPUBLIC OF CHINA

      We may lose the benefits provided by special economic zones.

      As part of its economic reform, the PRC has designated certain areas, including the area in Shenyang where our offices and property development projects are located, as Special Economic Zones ("SEZs"). Foreign investment enterprises in these areas generally benefit from greater economic autonomy and more favorable tax treatment in the PRC. Accordingly, changes in the policies or laws governing SEZs could have a material adverse effect on our business, financial condition and results of operations.

      We are subject to various political and legal uncertainties as a result of doing business in the PRC.

      All of our development projects are located in the PRC. As a result, our operations and assets are subject to significant political, economic, legal and other uncertainties. The economy of the PRC differs from the economies of the more developed countries belonging to the Organization for Economic Co-operation and Development (the "OECD"). Such differences can be found in many respects, such as the economic structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. China's economy is in a transition period from a planned economy to a market economy.

      China's economy is managed in part through a series of five-year economic and social development plans (each a "Five-Year Plan") formulated by the State Council and approved by the National People's Congress, the national legislature. Each Five-Year Plan sets overall agricultural, industrial, financial and other economic and social development targets. In implementing each Five-Year Plan, the State Planning Commission, a commission directly under the State Council, establishes annual development targets, formulates and supervises the implementation of annual plans designed to achieve those targets and approves major economic projects.

      Although a major part of productive assets in the PRC are still owned by the Chinese Government, in the past two decades or more, the Chinese Government has implemented economic reform measures that emphasize decentralization, market forces and private enterprises. We cannot assure you that such economic reform measures will be pursued on a continued basis in the future and that they will be successful. We may not be able to capitalize on all such reforms. We cannot assure you that business operations in the PRC would not become subject to the risk of nationalization, which could result in the total loss of investments in that country.

      Although the PRC is in the process of ongoing economic reform, we can not predict with certainty the future success or continuation of such reforms.

      Since 1978, the Chinese Government has been reforming its economic systems. Many of the reforms are unprecedented or experimental and are expected to be refined and improved. Other political, economic and social factors could also lead to further readjustment of the reform measures. Such factors may include, among other things, political changes, economic conditions, social conditions and changes, unemployment or inflation, or in the disparities in wealth distribution among different social groups and among regions within China, The future policy changes may not always have a positive effect on our operations. We cannot assure you that the reforms to China's economic system will continue or that we will not be adversely affected by changes in the PRC's political, economic and social conditions and by changes in policies of the Chinese Government.

      The Chinese economy has experienced significant growth in recent years, but such growth has been uneven among various geographical regions and among various sectors of the economy. The Chinese Government has implemented various policies from time to time to deal with certain economic and social conditions of the country. We may be adversely affected by such policies. In addition, our operating results may also be significantly affected by the inadequate development of an infrastructure and the potential unavailability of adequate power and water supplies, transportation, satisfactory roads and communications and raw materials and parts.

      The PRC has an uncertain and evolving legal system.

      The legal system of the PRC relating to foreign investments is both new and continually evolving, and currently there can be no certainty as to the application of its laws and regulations in particular instances. Enforcement of existing laws or agreements may be sporadic. The implementation or interpretation of laws may be inconsistent.

      Entry into the World Trade Organization by the PRC could result in increased competition in the market in which we operate.

      The United States House of Representatives has voted in favor of granting the PRC the Permanent Normal Trading Relations status in preparation for the PRC's entry into the World Trade Organization (the "WTO"), the successor to the General Agreement on Tariffs and Trade. The Senate has also voted in favor of the matter in September. If the PRC joins the WTO, it will be required to reduce some of its import tariffs and other trade restrictions over time and, as a result, our business could be adversely effected as a result of increased competition but it may also open up new business opportunities that were not available to us.

      Due to government control over currency conversion, our revenues may not be freely convertible into foreign currencies.

      We receive almost all of our revenues in Renminbi which is not freely convertible into foreign exchange. However, we require foreign currency to meet foreign currency obligations, such as future purchases of certain equipment and raw materials. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign imports. Chinese companies are required to sell their foreign exchange earnings to authorized Chinese banks. Purchase of foreign exchange for capital account transactions still requires prior approval of the State Administration for Foreign Exchange.

      In addition, the exchange rate may fluctuate, adversely affecting our business operations and operation results. During the last five years, the value of the Renminbi generally has experienced volatility in the exchange rate of Renminbi to United States Dollars, and there was a significant devaluation in the exchange rate of January 1, 1994 in connection with the abolition of the official exchange rate and implementation of the new unitary rate exchange system. There can be no assurance that the exchange rate will not again become volatile or that the Renminbi will not devalue further against the United States Dollar.

      Exchange rate fluctuations may adversely affect our financial performance because of our foreign currency denominated liabilities and may materially adversely affect the value, translated or converted as applicable into United States Dollars, of our net fixed assets, our earnings and our declared dividends. We currently do not engage in any hedging activities in order to minimize the effect of exchange rate risks.

                  RISKS ASSOCIATED WITH HOLDING OUR SECURITIES

      There is a lack of liquidity in the market for our common stock.

      Our Common Stock currently does not trade on an exchange. Although we will apply to trade our stock on the OTC Bulletin Board or NASDAQ Small Cap Market, there can be no assurance that an active public market for our Common Stock will be created and sustained. Accordingly, investors may not be able to sell their Common Stock should they desire to do so, or may be able to sell only at lower than desired prices. While no prediction can be made as to the effect, if any, that future sales of shares of our Common Stock, or the availability of additional shares for future sales, will have on the market price of the Common Stock prevailing from time to time, sales of substantial amounts of Common Stock or the perception that such sales could occur, would likely adversely affect the market price for the Common Stock.

      You will be unable to exercise any control over the company because a single stockholder controls 80% of the voting control of the company.

      Mr. Gao Wanjun, one of our officers and a director, is the principal stockholder of Huayang International Trust. Huayang International Trust beneficially owns 80% of our outstanding common stock and controls approximately 80% of all stockholder votes primarily as a result of its ownership of 6,000,000 shares of our common stock. Accordingly, Mr. Gao, as Managing Member of Huayang International Trust, is in a position to elect all of the members to our board of directors and to direct stockholder approval upon all issues to be voted upon by our stockholders.

      Since we do not intend to declare dividends in the foreseeable future, the return on your investment will depend upon appreciation of the market price of your shares.

      We have never paid any dividends on our common stock. Our board of directors does not intend to declare any dividends in the foreseeable future, but intends to retain all earnings, if any, for use in our business operations. As a result, the return on your investment in our common stock will depend upon appreciation of the market price of the common stock. The holders of common stock are entitled to receive dividends when, as and if declared by the board of directors, out of funds legally available for dividend payments. The payment of dividends, if any, in the future is within the discretion of our board of directors and will depend upon our earnings, capital requirements and financial condition, and other relevant factors.

      We may issue blank check preferred stock, which could substantially depress the value of your stock.

      Our Articles of Incorporation and By-laws authorizes the issuance of "blank check" Preferred Stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the relative voting power or other rights of the holders of our Common Stock. The issuance of Preferred Stock may be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company and could prevent stockholders from receiving a premium for their shares in the event of a third party tender offer or change of control transaction. There can be no assurance that we will not issue shares of Preferred Stock in the future. If we issue Preferred Stock, the issuance may dilute our existing Common Stock.

      The issuance of any shares of Preferred Stock having rights superior to those of the Common Stock may result in a decrease in the value or market price of the Common Stock. Holders of Preferred Stock may have the right to receive dividends, certain preferences in liquidation and conversion rights. The issuance of Preferred Stock could, under certain circumstances, have the effect of delaying, deferring or preventing a change in control of the Company without further vote or action by the stockholders and may adversely affect the voting and other rights of the holders of Common Stock.

      Our officers and directors are granted limited liability for their actions by our articles of incorporation and by-laws.

      Our Articles of Incorporation and By-laws contain provisions limiting the liability of our directors for monetary damages to the fullest extent permissible under Nevada law. This is intended to eliminate the personal liability of a director for monetary damages in an action brought by or in the right of the Company for breach of a director's duties to the Company or our stockholders except in certain limited circumstances. In addition, the Articles of Incorporation and By-laws contains provisions requiring us to indemnify our directors, officers, employees and agents against expenses, judgments (including derivative actions), fines and amounts paid in settlement.

      This indemnification is limited to actions taken in good faith in the reasonable belief that the conduct was lawful and in or not opposed to our best interests. The Articles of Incorporation and By-laws provide for the indemnification of directors and officers in connection with civil, criminal, administrative or investigative proceedings when acting in their capacities as our agents. The foregoing provisions may reduce the likelihood of derivative litigation against directors and officers and may discourage or deter stockholders or management from suingdirectors or officers for breaches of their duties to us, even though such an action, if successful, might otherwise benefit us and our stockholders.

      Future sales of our common stock may depress our stock price.

      We have 7,500,807 shares of Common Stock outstanding, of which 6,389,214 shares, or 85.2% are restricted shares. Mr. Gao Wanjun and family owns 6,000,000, or 80.0% of the total outstanding shares. There is no other parties holding 2% or more shares.

      Future sales of shares of Common Stock by existing stockholders under Rule 144 ("Rule 144") of the Securities Act of 1933, as amended (the "Securities Act"), could materially adversely affect the market price of our Common Stock. A material reduction in the market price of our Common Stock could materially impair our future ability to raise capital through an offering of equity securities. Approximately 6.4 million shares of Common Stock are eligible for sale subject to various relevant limitations under Rule 144 in the public market or will become available for sale in the coming few months.

      Our common stock may be subject to penny stock regulations.

      The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure relating to the market for penny stocks in connection with trades in any stock defined as a penny stock. Since we are subject to the penny stock regulations cited above, trading in our securities is covered by Rule 15g-9 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") for non-NASDAQ and non-national securities exchange listed securities. Under such rule, broker/dealers who recommend such securities to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale. The risk to our investors is that the penny stock regulations will adversely affect the liquidity of the stock and make it harder for market makers to make a market in our Common Stock. This may in turn affect your ability to sell your holdings of our Common Stock.

      We have a large amount of outstanding debt from a related party that may give that related party the power to control our company if the debt is paid off with our Common Stock

      As of June 30, 2000, we owe the total amount of $14,787,763 to Huayang International Investment, Ltd. ("HIIL"). To date, we have not paid for any of the supplies we have purchased under the Supply Agreement. Under the Supply Agreement, we are not incurring any interest expenses for up to three years after the receipt of the invoices for supplies. We have the choice to pay the purchase price for the supplies in cash or in Common Stock. HIIL entered into this agreement to support our operations. HIIL is 50% owned by Gao Wan Jun who is also our majority shareholder with an approximate 80% ownership interest. Mr. Gao Wonjun's brother, Mr. Gao Wanfeug, also owns 50% of HIIL. If we exercise the option to pay off the debt with Common Stock, this will greatly improve our debt-to-equity ratio. However, there will be a change in the ownership structure of the Company and even a possible change of control of the Company. The shareholders of the HIIL may have a controlling influence on the decision making of the Company. There may be situations of conflict of interest between the Company and HIIL.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.


         GENERAL

      The following discussion of the financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes thereto. The following discussion contains certain forward-looking statements that involve risk and uncertainties. Our actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, risks and uncertainties related to the need for additional funds, the rapid growth of the operations and our ability to operate profitably after the initial growth period is completed.


         RESULTS OF OPERATIONS (IN U.S. DOLLARS)


                  NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999

      Revenues for the nine months ended September 30, 2000 were $3,419,841, decreased 19.7% from $4,256,699 over the nine months ended September 30, 1999. This decrease was primarily attributable to a 68.9% decrease in revenues from real estate sales, offset in part by a 254.6% increase in real estate rental income. For the nine months ended September 30, 2000, revenues from real estate sales decreased to $1,012,336 from $3,252,480, while revenues from real estate rental increased to $1,954,368 from $551,083 over the same period of 1999. These changes reflect the fact that we are close to completing the sale of our real estate property held for sale, and real estate rental income and other operating income will gradually become our major revenue source. We expect further decline in total revenues as our major revenue source shifts from property sales to rental income. As of September 30, 2000, the remaining real estate property held for sale and net real estate property were $6,288,000 and $31,982,674, respectively, compared to $8,084,758 and $35,187,511 a year ago. Interest income was $453,137 for the nine months ended September 30, 2000, compared to $453,136 for the nine months ended September 30, 1999.

      Total costs and expenses were $1,602,279 in the nine months ended September 30, 2000, down from $3,349,830 in the nine months ended September 30, 1999, a decrease of 52.2%. For the nine months ended September 30, 2000, cost of real estate sold dropped 71.3% to $662,613 from $2,311,489, real estate operating expenses dropped 50.8.0% to $38,799 from $78,839, and depreciation expense dropped 20.7% to $195,925 from $247,205 over the same period in 1999. Other operating expenses for the nine months ended September 30, 2000 increased 179.7% to $197,180 from $70,498 of the same period of 1999, and interest expense for the nine months ended September 30, 2000 dropped 20.9% to $507,762 from $641,798 of the same period of 1999.

      Net income before taxes and minority interest for the nine months ended September 30, 2000 was $1,817,562, up 100.4% from $906,870 over the same period of 1999. Net income increased to $1,413,644 from $771,003 of the same period of 1999, a 83.4% increase. Earnings per share were $0.19, a 83.4% increase from $0.10 of the same period a year ago. These increases were due to the mixed effect of decreased real estate property sales and increased real estate rental income.

      Due to request from Sheraton Hotel Management that certain interior decoration be redesigned, the Hotel completion has been postponed to July 2001 to allow the redecoration work to be performed. Podium A will be open soon after the Hotel's opening.


FISCAL YEARS ENDED DECEMBER 31, 1999 AND DECEMBER 31, 1998

      Revenues for the fiscal year ended December 31, 1999 were $6,929,067, down from revenues of $16,115,067 in the fiscal year ended December 31, 1998, a decline of 57.0%. Revenues from real estate sales declined by $10,518,689 to $5,400,356 in Fiscal Year 1999 from $15,919,045 in fiscal year 1998, a decline of 66.1%. The change was caused by the fact that most of the real estate units available for sale were sold during fiscal year 1998. This decline was partially offset by a $628,506 increase in revenues from real estate rental income to $824,528 in fiscal year 1999 from $196,022 in fiscal year 1998, an increase of 320.6% caused by an increase in the amount of space available for leasing. Interest income in fiscal year 1999 increased to $704,183 from none in fiscal year 1998. We expect further decline in total revenues as the company's major revenue source shifts from property sales to rental income.

      Total costs and expenses for the fiscal year ended 1999 were $5,097,835 down from costs and expenses of $13,187,654 for fiscal year 1998, a decline of 61.3%. This decline was primarily attributable to the 66.1% decline in real estate sales in fiscal year 1999 as compared to fiscal year 1998, offset in part by an increase in depreciation expenses and interest expenses.

      Costs of sales of real estate declined $8,682,835 to $3,680,697 in fiscal year 1999 from $12,363,532 in fiscal year 1998, a decline of 70.2%. Real estate operating expenses declined $247,460 to $247,281 in fiscal year 1999 from $494,741 in fiscal year 1998. These decreases were primarily attributable to the 66.1% decline in real estate sales in fiscal year 1999 as compared to fiscal year 1998. Depreciation costs increased $189,891 to $330,354 for fiscal year 1999 up from $140,463 in fiscal year 1998, an increase of 135.2%. Interest expense was $804,751 in fiscal year 1999, compared to none in 1998. These increases were due to the commencement of our real estate sales and leasing activities in fiscal year 1998. Other operating expenses declined $154,166 to $34,752 in fiscal year 1999 as compared to $188,918 in 1998, a decrease of 81.6%.

      Our reported net income before taxes of $1,831,231 in fiscal year 1999 as compared to net income before taxes of $2,927,413 in fiscal year 1998, a decrease of 37.45%. Our net income for fiscal year 1999 was $1,323,645 as compared to $1,772,703, a decrease of 25.33%. Earnings per share were $0.18 per share in fiscal year 1999 as compared to $0.24 in 1998, a decrease of 25.33%. These declines are primarily attributable to the fact that most of the real estate units available for sale were sold during fiscal year 1998 and our major income source is shifting from property sales to rental income. These declines were partially offset by an increase in real estate rental income.


LIQUIDITY AND CAPITAL RESOURCES

      Our liquidity consists of cash, receivables, real estate held for development and sale and receipts from rental activities. It is expected that future cash needs will be financed by a combination of cash flows from rental and leasing operations, future advances under bank loans, and if needed, other alternative financing arrangements, which may be available to us.

      We do not have any material commitments for capital expenditures for the year ending December 31, 2000.

      Our projection of future cash requirements is affected by numerous factors, including but not limited to, changes in customer receipts, consumer industry trends, operating cost fluctuations, and unplanned capital spending.

      We have retired $4,086,343 of bank debt in 1999 through cash flows from operations and additional advances of $1,747,479 from related companies. As a result of future cash payments required to retire bank loans and debts owed to its related companies, management believes that it will be necessary to secure additional financing to sustain our operations and to fund our anticipated growth.

      As of the date hereof, we have consolidated indebtedness that is substantial in relation to our stockholders equity. As of December 31, 1999, we had total debt of $17,295,725. Our indebtedness poses substantial risks to holders of our Common Stock, including the risks such as (i) a substantial portion of our cash flow from operations will be dedicated to the payment of interest on such indebtedness, (ii) our indebtedness may impede our ability to obtain financing in the future for working capital, capital expenditures and general corporate purposes and (iii) our debt position may leave us more vulnerable to economic downturns and may limit our ability to withstand competitive pressures. If we are unable to generate sufficient cash flow from operations in the future to service our indebtedness and to meet our other commitments, we will be required to adopt one or more alternatives, such as refinancing or restructuring its indebtedness, selling material assets or operations, or seeking to raise additional debt or equity capital. There can be no assurance that any of these actions could be effected on satisfactory terms, that they would enable us to continue to satisfy our capital requirements or that they would be permitted by the terms of existing or future debt agreements.

      All of our debt is secured by the Commercial Towers. As of December 31, 1999, our lenders held an aggregate of $17,295,725 of liens against the Commercial Towers as security for bank loans of the same amount. If we are unable to meet the terms of our bank loans, resulting in a default under such bank loans, the lenders may elect to declare all amounts outstanding under the loans to be immediately due and payable and foreclose on the Commercial Towers, which would have a material adverse effect on us.


EFFECT OF FLUCTUATIONS IN FOREIGN EXCHANGE RATES

      We operate in the People's Republic of China, maintain our financial control center in Shenyang, PRC, and record most of our operating activities in Renminbi ("RMB"), the Chinese currency. The exchange rate between RMB and US Dollars has been relatively stable for the last few years. We do not believe that fluctuations in the foreign exchange rates will have a material effect on our financial statements. The RMB exchange rates, however, are fixed by the government of the PRC, and a change in the exchange rate by the PRC could have a material adverse effect on our financial statements. See "Risk Factors."

Item 3.  Description of Property

      Our headquarters consists of a 1,818 square meter leased facility in Podium A of the Commercial Towers, located at No. 386 Qingnian Street, Heping District, Shenyang, China 110003. We own the building in which the office is located.

      We have engaged in the development of real estate properties in the Heping District of Shenyang, China, specifically the Huayang International Mansion. The real estate projects in which we hold an interest consist of the following:
      o  Haitong;
      o  Hotel;
      o  Business Center; and
      o  Garage.


HAITONG

      We own 95% of Haitong. The Haitong project consists of a 26,912 square meter Podium and a 56,409 square meter Tower, divided into office and residential units. The Tower was completed in December 1999, and the Podium is scheduled to be completed by July 2001. The total cost of developing Haitong is approximately US$70 million. These costs were paid through a combination of bank loans and mortgages, guranteed by Haitong and secured by its assets, and capital contributions and loans from shareholders. We currently have bank loans totaling US$17,295,725 outstanding which are secured by a mortgage on the property. The annual interest rates on these bank loans range from 6.44% to 7.62%.


HOTEL, BUSINESS CENTER AND GARAGE (COLLECTIVELY REFERRED TO AS THE "HOTEL
GROUP")

      We own 20% of Hotel. Hotel is building a 50,000 square meter, 623 room luxury business hotel in Tower B of the Commercial Towers. The Hotel will be managed by Sheraton, a subsidiary of Starwood, as the Sheraton Shenyang Lido Hotel. Construction on the Hotel is scheduled to be completed by July 2001. The total construction costs of the Hotel are approximately US$99.7 million, including the costs of developing the Business Center and Garage. The Hotel is expected to generate US$30.19 million per year based on a 70% occupancy rate. The Garage is expected to generate US$211,000 per annum. Business Center owns a 20,000 square meter business center in the five story podium attached to the Hotel, which we expect to generate US$16.249 million in annual revenues. We own 20% of both Garage and Business Center.

      We are engaged in real estate development. As of now, we are primarily engaged in developing the Huayang International Mansion ("Commercial Towers"). Upon completion, the Mansion will be a mixed-use complex with a total construction area of 162,000 square meters. The Commercial Tower is located in Shenyang, a major Chinese city with a population of nearly seven million, offering residential, hotel, office, recreation, shopping and conference facilities.

      The building consists of two towers and two podiums. Haitong owns Tower A and Podium A, while Hotel Group owns Tower B and Podium B of the building.

      Tower A is a 28 story construction with 330 office units, 220 business apartments, and 66 penthouse apartments, totaling approximately 56,000 square meters. Assuming all the units in Tower A are sold, then we estimate that it will provide at least US$40 million in gross revenues. Podium A is a five story construction totaling approximately 27,000 square meters, with 21,285 square meters of commercial space for lease. As of December 31, 1999, 332 units of Tower A totaling approximately 28,000 square meters (69% of the total area available for sale) have been sold, generating approximately US$21.6 million in gross revenues, and 71 Tower A units totaling approximately 5,800 square meters (36% of available space) have been leased, generating US$0.68 million in annual gross revenues.

      Tower B and Podium B of the building totaling approximately 80,000 square meters will be operated by Sheraton Overseas Management Corporation and Hotel Group together as Sheraton Shenyang Lido Hotel. When completed, the five-star hotel will have 533 rooms/suites and 90 luxury apartments. Assuming an occupancy rate of 70%, and a standard room rate of US$140, the Hotel Group will generate US$46.65 million each year in gross revenues, including revenues derived from room charges, restaurants and bars, recreation facilities, business facilities and car park. The service facilities in the hotel will serve the entire building.

      There can be no assurance, however, that such an occupancy and room rate will be attained.

      The Commercial Tower is conveniently located in the City's Special Economic Zone for new and hi-tech enterprises, and is only approximately15 minutes away from the city's international airport and approximately 10 minutes away from the city's main railway station. Qingnian Avenue, a major traffic thoroughfare for the city leads to the building. Wulihe Stadium, the city's newest and most advanced stadium is located just on the northern side of the building. Regent Park, on the western side of the building, is a luxury residential area under development. JW Marriott Hotel and China Northern Airline's main office face the building's south side. To the east, across

Qingnian Avenue is Riverside Garden, considered the most luxurious residential development in northeastern China. Some major entertainment facilities, such as Summer Place (a water park), the Science and Technology Museum and an aquarium are also located nearby.

      The total cost for the project is budgeted at US$170 million, of which it is expected that US$70 million will fund the development of Tower A and Podium A, and US$100 million will pay the costs of developing the Sheraton Hotel.

      The project is scheduled to be completed by July 2001. Construction on Tower A was completed in December 1999. The Hotel is scheduled to open by the July 2001.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

      The following table sets forth as of March 31, 2000 certain information regarding the ownership of our voting securities by each stockholder known to our management to be 1) the beneficial owner of more than 5% of our outstanding Common Stock, 2) each of our directors and nominees, and 3) all named executive officers and directors as a group. Except as otherwise noted, we believe that the beneficial owners of the common stock listed below, based on information provided by such owners, have sole investment and voting power with respect to such shares.


NAME AND ADDRESS OF BENEFICAL OWNER (1)                  COMMON STOCK
---------------------------------------             -------------------------
                                                    NUMBER         PERCENTAGE
                                                  ---------        ----------
Gao Wanjun                                        6,000,000 (2)     80.0%
Wang XiaoLuan                                     6,000,000 (2)     80.0%
Wang YuFei                                                   0       0.0%
Wang TieJun                                                  0       0.0%
Wang XiaoYang                                                0       0.0%
Lu Yan Cheng                                                 0       0.0%
Huayang International Trust                       6,000,000 (2)     80.0%
All Officers and Directors as a Group             6,000,000 (2)     80.0%

(1) Except as otherwise noted, the address of each beneficial owner is Shenyang Haitong House Properties Development, Ltd., No.386 Qingnian Street, Heping District, Shenyang, China 110003.

(2) Includes 6,000,000 shares held by the Huayang International Trust, of which Mr. Gao WanJun is the trustee. Mr. Gao WanJun, his wife Ms. Wang XiaoLuan and their childeren are the beneficiaries of the trust.

Item 5.  Directors, Executive Officers, Promoters and Cntrol Persons

         The following table sets forth our directors and executive officers, appointed to serve until their removal or resignation.



         NAME                  AGE       POSITION
         ----                  ---       --------

         Mr. Gao WanJun        45        Chairman of the Board of Directors
                                         and President
         Ms. Wang YuFei        30        Secretary and Director
         Ms. Wang XiaoLuan     47        Director and Chief Financial Officer
         Mr. Wang TieJun       24        Director
         Ms. Wang XiaoYang     45        Director
         Ms. Lu Yan Cheng      45        Director
         ------------

Each of our directors holds office until the next annual meeting of the stockholders, or until his successor is elected and qualified. The Company's by-laws provide for not less than one director. The by-laws permit the Board of Directors to fill any vacancy on the Board. Officers serve at the discretion of the Board of Directors.


OUR DIRECTORS AND EXECUTIVE OFFICERS

         Mr. Gao Wanjun, Chairman, President and Chief Executive Officer

         Mr. Gao has served as our Chairman of the Board of Directors, President and CEO since December 1995. In April 1992, Mr. Gao founded Haitong and has been serving as the General Manager since then. In April 1993 Mr. Gao founded Huayang Industry and Commerce (Shenyang) Group ("Huayang Group"), an international group of real estate companies with operations in China, Hong Kong and the United States. He has been serving as Chairman of Huayang Group since April 1993.

         Ms. Wang Yufei, Secretary and Director

         Ms. Wang has joined us in December 1995 and has been serving as Secretary and Director of the Company. Prior to working for the Company, Ms. Wang was Secretary of Huayang Industry and Commerce (Shenyang) Group Co., Ltd., a real estate development company operating in Shenyang, China, from April 1994 through December 1995. Ms. Wang graduated from Liaoning University.

         Ms. Wang Xiaoluan, Vice President, Chief Financial Officer and Director

         Ms. Wang has been serving as our Vice President, CFO and Director since December 1995. She joined Haitong in April 1992 and served as Financial General Manager from April 1992 to December 1999 and became chairman of Haitong in December 1999. In October 1997 she founded Huayang Property Management Co., Ltd. and has been serving as Chairman. She was educated at Northeastern Finance University. She is Mr. Gao's wife.

         Ms. Wang Xiaoyang, Director

         Ms. Wang joined us in December 1995 and currently serves as manager of international department. She was educated in Dalian Financial College. Before joining the company, she was a senior manger for international trade of Dalian Friendship Group, where she worked from April 1983 to October 1995.

         Mr. Wang Tiejun, Director

         Mr. Wang joined us in December 1995 and has been our assistant financial manager. Before joining us he was a student in Shenyang Financial College.

         Ms. Lu Yancheng, Director

         Ms. Lu joined us in December 1995 as a financial manager and has been one of our directors since December 1998 to the present. From October 1982 to June 1995 she worked in Shenyang Educational Bureau where she was an executive in charge of the financial department.

Item 6.  Executive Compensation

      Currently, none of the officers or directors are being remunerated for their services to for us.

Item 7.  Certain Relationships and Related Transactions

      On September 30, 1997, Haitong entered into a management contract with Huayang Real Estate Management (Shenyang) Co., Ltd. ("HREM"), of which Ms. Wan XiaoLuan (Mr. Gao's wife and a Director of the Company) is Chairman and the controlling shareholder, appointing HREM as the property management company for properties in Tower A. In China, property management fees are regulated and approved by the government. The contract did not specify amount of management fees, but required HREM to obtain government approval for such fees. Currently, the fee is $1.645 per square meter, which includes elevator maintenance and heating charges. Terms of the agreement were made on an arms-length basis.

      On October 28, 1997, we entered into a Purchase Agreement ("Supply Agreement") with Huayang International Investment, Ltd. ("HIIL"). Liao Ning Hua Shang Certified Public Accountants ("LNHS"), an independent public accounting firm in the People's Republic of China, has inspected the physical condition of the supplies and appraised the value of supplies purchased under the Supply Agreement. According to the Appraiser Report by LNHS, the total value of the supplies and cash advance we received under the Supply Agreement was approximately $14.8 million. The $14.8 million represents approximately $14.6 million of the historical cost of the supplies and building materials purchased by Huayang International Investment on behalf of Huayang International Holdings, Inc. and $0.2 million in cash advances we received from HIIL. These supplies, building materials and equipment (elevators, etc.) were used in the construction of the office building. These costs were capitalized as part of the construction costs of the "Real estate rental property and Real estate held for development and sale". To date, we have not paid for any of the supplies we have purchased under the Supply Agreement. Under the Supply Agreement, we are not incurring any interest expenses for up to three years after the receipt of the invoices for supplies. We have the choice to pay the purchase price for the supplies in cash or in Common Stock. HIIL entered into this agreement to support our operations. HIIL is 50% owned by Gao Wan Jun who is also our majority shareholder with an approximate 80% ownership interest. Mr. Gao Wonjun's brother, Mr. Gao Wanfeug, also owns 50% of HIIL.

CONTROLLING SHAREHOLDER

      Huayang International Trust (the "Trust"), a business domiciled on the Isle of Man, beneficially owns 80% of the outstanding common stock of the Company. The trust is controlled by Mr. Gao WanJun, the Chairman, President and CEO of the Company, as Trustee. Mr. Gao, his wife Ms. Wang XiaoLuan, and their children are the beneficiaries of the trust. Ms. Wang is our CFO and is one of our directors.

Item 8.  Description of Securities

      The authorized capital stock of the Company consists of 50,000,000 shares of common stock, $0.02 par value per share. On December 31, 1999 there were issued and outstanding 7,500,807 shares of common stock.


COMMON STOCK

         The holders of our Common Stock:

         o are entitled to one vote per share on all matters to be voted on by stockholders generally, including the election of directors;
         o  do not have cumulative voting rights;
         o do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights applicable thereto;
         o are entitled to dividends and other distributions as may be declared from time to time by the board of directors out of any funds legally available for that purpose; and,
         o will, upon the liquidation, dissolution or winding up, share ratably in the distribution of all of our assets remaining available for distribution after satisfaction of all of our liabilities and the payment of the liquidation preference of any outstanding preferred stock, if such stock is at any time authorized, issued and outstanding.

      All of our shares of common stock now outstanding are fully paid and non-assessable. Reference is made to our Articles of Incorporation, By-Laws and the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of the holders of the our Common Stock.

ANTI-TAKEOVER EFFECTS OF OUR ARTICLES OF INCORPORATION AND BY-LAWS

      Some provisions of our Articles of Incorporation and By-Laws may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. These provisions include:

      o Authorized But Unissued Shares. The authorized but unissued shares of common stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock could render more difficult or discourage an attempt to gain control of us by means of a proxy contest, tender offer, merger or otherwise.


TRANSFER AGENT AND REGISTRAR

      The transfer agent and registrar for the Company's common stock is Jersey Stock Transfer Company.

                                     PART II

Item 1. Market Price of and Dividends on the Company's Common Equity and Other Shareholder Matters


MARKET INFORMATION

      Our stock was delisted from the OTC Bulletin Board on December 15, 1999. There is currently no established public trading market for our Common Stock. Prior to its delisting, our Common Stock consistently traded at $0.25 per share. We currently have no outstanding options or warrants to purchase , or securities convertible into, the common stock of the Company. All of the Company's outstanding shares of common stock, however, are subject to sale pursuant to Rule 144.


DIVIDENDS

      We have not paid dividends and do not anticipate paying dividends in the foreseeable future. The board of directors intends to retain earnings, if any, to finance our growth. Accordingly, any payment of dividends by us in the future will depend upon the need for working capital and our financial conditions of at that time.

Item 2.  Legal Proceedings

      We are not a party to, nor are any of our respective properties the subject of, any material pending legal or arbitration proceeding.

Item 3.   Changes In and Disagreements With Accountants

      We have not changed accountants in the last three fiscal years, and there is no disagreement with its accountants concerning accounting and financial disclosure.


Item 4.  Recent Sales of Unregistered Securities

         None.

Item 5.   Indemnification of Officers and Directors


LIMITATION ON DIRECTOR'S LIABILITY

      In accordance with Section 78.037 of the Nevada General Corporation Law ("NGCL"), the Articles of Incorporation and By-laws provide that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of duty as a director except (i) for any breach of the director's duty of loyalty to us and our stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct, or knowing violation of law;
(iii) for unlawful payments of dividends and unlawful stock repurchases and redemptions; or (iv) for any transaction from which the director derived an improper personal benefit. This provision does not eliminate a director's fiduciary duties; it merely eliminates the possibility of damage awards against a director personally which may be occasioned by certain unintentional breaches (including situations that may involve grossly negligent business decisions) by the director of those duties. The provision has no effect on the availability of equitable remedies, such as injunctive relief or rescission, which might be necessitated by a director's breach of his or her fiduciary duties. However, equitable remedies may not be available as a practical matter where transactions (such as merger transactions) have already been consummated. The inclusion of this provision in the Articles of Incorporation and By-laws may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited us and our stockholders.


INDEMNIFICATION

      Our Articles of Incorporation and By-laws provide that we shall indemnify our officers, directors, employees and agents to the fullest extent permitted by the NGCL. Section 78.037 of the NGCL provides that we may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than a "derivative" action by or in the right of ours) by reason of the fact that such person is or was our director, officer, employee or agent, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe was unlawful. A similar standard of care is applicable in the case of derivative actions, except that no indemnification shall be made where the person is adjudged to be liable to us, unless and only to the extent that the Supreme Court of the State of Nevada or the court in which such action was brought determines that such person is fairly and reasonably entitled to such indemnity and such expenses.


                                    PART F/S

         Our balance sheets as of December 31, 1999 and 1998 and the relevant statements of operations, changes in stockholders' equity and cash flows for the period there ended have been audited by Moore Stephens Frazer and Torbet, LLP, independent certified public accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included as follows:

INDEX


         CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED: NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999; AUDITED: YEARS ENDED DECEMBER 31, 1999 AND 1998.


         Independent Auditor's Report
         Balance Sheets
         Statements of Operations
         Statements of Stockholders' Equity
         Statements of Cash Flows
         Notes to Financial Statements

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY

                        CONSOLIDATED FINANCIAL STATEMENTS
                                       AND
                     INDEPENDENT ACCOUNTANTS' REVIEW REPORT

                           September 30, 2000 AND 1999



                                TABLE OF CONTENTS


                                                                        PAGE
Independent Accountants' Review Report                                     1

Consolidated Balance Sheets as of September 30, 2000
   and 1999                                              Exhibit A         2

Consolidated Statements of Income and Comprehensive
   Income for the nine months ended September 30, 2000
   and 1999                                              Exhibit B         3

Consolidated Statements of Changes in Shareholders'
   Equity for the nine months ended September 30, 2000
   and 1999                                              Exhibit C         4

Consolidated Statements of Cash Flows for the nine
   months ended September, 2000 and 1999                 Exhibit D         5

Notes to consolidated financial statements                               6 - 15

The Board of Directors
Huayang International Holdings, Inc.
  and Subsidiary



                           ACCOUNTANTS' REVIEW REPORT

We have reviewed the consolidated balance sheets of Huayang International Holdings, Inc. and subsidiary as of September 30, 2000 and 1999 and the related consolidated statements of income and comprehensive income, changes in shareholders' equity and cash flows for the nine months then ended. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the aforementioned financial statements in order for them to be in conformity with generally accepted accounting principles.



November 13, 2000

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEETS
                        AS OF SEPTEMBER 30, 2000 AND 1999

                                   A S S E T S


                                                                 2000             1999
                                                              -----------     -----------
ASSETS:
  Real estate rental property, net of accumulated
    depreciation of $649,848 in 2000 and $379,212 in 1999     $31,982,674     $35,187,511
  Real estate held for development and sale                     6,288,000       8,084,758
  Cash                                                             74,279         150,930
  Due from related companies                                    7,148,766      13,618,194
  Investment in affiliates                                     15,613,727      15,616,782
  Property and equipment, net of accumulated
    depreciation of $511,846 in 2000 and $463,900 in 1999         144,488         168,917
  Other assets                                                    183,790          81,575
                                                              -----------     -----------

         Total assets                                         $61,435,724     $72,908,667
                                                              ===========     ===========

     L I A B I L I T I E S   A N D   S H A R E H O L D E R S'   E Q U I T Y

LIABILITIES:
  Accounts payable and accrued liabilities                    $ 4,175,639     $15,395,913
  Bank loans                                                   17,281,148      20,331,489
  Due to related companies                                     14,200,225      14,003,045
  Income taxes payable                                          1,180,246       1,026,843
  Deferred income taxes payable                                   237,338          56,642
  Deferred interest income                                        321,069         101,956
                                                              -----------     -----------
         Total liabilities                                     37,395,665      50,915,888
                                                              -----------     -----------

MINORITY INTEREST                                               1,090,068         993,343
                                                              -----------     -----------

SHAREHOLDERS' EQUITY, Exhibit C:
  Common Stock, $0.02 par value, authorized 50,000,000
    shares, 7,500,807 shares issued and outstanding               150,016         150,016
  Paid-in capital                                              18,296,291      18,296,291
  Accumulated other comprehensive income                           26,524          42,255
  Retained earnings                                             4,477,160       2,510,874
                                                              -----------     -----------
         Total shareholders' equity                            22,949,991      20,999,436
                                                              -----------     -----------
         Total liabilities and shareholders' equity           $61,435,724     $72,908,667
                                                              ===========     ===========

         The accompanying notes are an integral part of this statement.

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY

                        CONSOLIDATED STATEMENTS OF INCOME
                            AND COMPREHENSIVE INCOME
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999


                                                        2000              1999
                                                     -----------      -----------
REVENUES:
  Real estate sales                                  $ 1,012,336      $ 3,252,480
  Real estate rental income                            1,954,368          551,083
  Interest income                                        453,137          453,136
                                                     -----------      -----------
      Total revenues                                   3,419,841        4,256,699
                                                     -----------      -----------
COSTS AND EXPENSES:
  Cost of real estate sold                               662,613        2,311,489
  Real estate operating expenses                          38,799           78,839
  Depreciation                                           195,925          247,205
  Interest expense                                       507,762          641,798
  Other operating expenses                               197,180           70,498
                                                     -----------      -----------
      Total costs and expenses                         1,602,279        3,349,829
                                                     -----------      -----------

INCOME BEFORE INCOME TAXES AND MINORITY INTEREST       1,817,562          906,870

PROVISION FOR INCOME TAXES                               338,181          114,924
                                                     -----------      -----------

INCOME BEFORE MINORITY INTEREST                        1,479,381          791,946

MINORITY INTEREST                                        (65,737)         (20,943)
                                                     -----------      -----------

NET INCOME                                             1,413,644          771,003

OTHER COMPREHENSIVE INCOME
  Foreign currency translation adjustments                (4,736)           8,736
                                                     -----------      -----------

COMPREHENSIVE INCOME                                 $ 1,408,908      $   779,739
                                                     ===========      ===========
NET INCOME PER SHARE (basic)                         $      0.19      $      0.10
                                                     ===========      ===========

         The accompanying notes are an integral part of this statement.

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999


                                                                                               Accumulated other
                                     Number          Common         Paid-in         Retained     comprehensive
                                   of shares         stock          capital         earnings         income           Totals
                                  ------------    ------------    ------------    ------------    ------------     ------------
BALANCE, January 1, 2000             7,500,807    $    150,016    $ 18,296,291    $  3,063,516    $     31,260     $ 21,541,083

  Net income, Exhibit B                     --              --              --       1,413,644              --        1,413,644
  Foreign currency
  translation adjustments                   --              --              --              --          (4,736)          (4,736)
                                  ------------    ------------    ------------    ------------    ------------     ------------
BALANCE, September 30, 2000          7,500,807    $    150,016    $ 18,296,291    $  4,477,160    $     26,524     $ 22,949,991
                                  ============    ============    ============    ============    ============     ============


BALANCE, January 1, 1999             7,500,807    $    150,016    $ 17,346,291    $  1,739,871    $     33,519     $ 19,269,697

  Net income, Exhibit B                     --              --              --         771,003              --          771,003
  Additions to paid in capital              --              --         950,000              --              --          950,000
  Foreign currency translation
  adjustments                               --              --              --              --           8,736            8,736
                                  ------------    ------------    ------------    ------------    ------------     ------------
BALANCE, September 30, 1999          7,500,807    $    150,016    $ 18,296,291    $  2,510,874    $     42,255     $ 20,999,436
                                  ============    ============    ============    ============    ============     ============

         The accompanying notes are an integral part of this statement.

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999


                                                                  2000              1999
                                                               -----------      -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                   $ 1,413,644      $   771,003
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Gain on sales of real estate                                (349,723)        (940,991)
      Net cash proceeds from sales of real estate                1,012,336        3,252,480
      Real estate development costs                               (419,436)      (1,510,869)
      Depreciation                                                 195,925          247,205
      Change in investment in affiliates due to currency
       translation                                                  (1,048)         (1,484)
      Increase in other assets                                     (21,567)         (12,057)
      Increase in accounts payable and accrued liabilities         636,979        8,740,478
      Decrease in deposits on real estate sales                         --       (3,332,050)
      Increase in deferred income taxes payable                     69,642           56,642
      Increase in deferred interest income                         101,956          101,956
      Increase in income taxes payable                              32,834              138
      Decrease (increase) in comprehensive income                   (4,736)           8,736
                                                               -----------      -----------
      Net cash provided by operating activities                  2,666,807        7,381,187
                                                               -----------      -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of equipment                                             (9,936)         (11,052)
                                                               -----------      -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Repayments to bank loans                                         (14,577)      (1,050,579)
  Repayments to related companies                               (2,768,191)      (7,736,054)
  Contributed capital                                                   --          950,000
  Increase in minority interest                                     66,267            4,816
                                                               -----------      -----------
      Net cash used in financing activities                     (2,716,501)      (7,831,817)
                                                               -----------      -----------

NET INCREASE (DECREASE) IN CASH                                    (59,630)        (461,682)

CASH, beginning of the period                                      133,909          612,612
                                                               -----------      -----------
CASH, end of the period                                        $    74,279      $   150,930
                                                               ===========      ===========

SUPPLEMENTARY CASH FLOW INFORMATION:

  Interest paid                                                $   348,982      $   582,249
                                                               ===========      ===========

  Income taxes paid                                            $        --      $        --
                                                               ===========      ===========


         The accompanying notes are an integral part of this statement.

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      THE REPORTING ENTITY

      The financial statements of Huayang International Holdings, Inc. and Subsidiary (HIHI) reflect the activities and financial transactions of its subsidiary Shenyang Haitong House Properties Development Ltd. (HAITONG). HIHI has a 95% ownership interest in HAITONG. HIHI also has a less than majority ownership interest in three other companies, Changyang International Hotel (Shenyang) Co. Ltd. (HOTEL), Changyuan (Shenyang) Park Ltd. (GARAGE) and Changhua (Shenyang) Business Co. Ltd. (BUSINESS CENTER) collectively referred to as HOTEL GROUP.

      HIHI is incorporated under the laws of the State of Nevada in the United States. HAITONG, HOTEL, GARAGE and BUSINESS CENTER are incorporated under the laws of the People's Republic of China (PRC).

      PRINCIPLES OF CONSOLIDATION

            The consolidated financial statements of HIHI include its subsidiary HAITONG. All significant inter-company accounts and transactions have been eliminated in the consolidation. HIHI accounts for its investment in HOTEL GROUP under the equity method.

      NATURE OF OPERATIONS AND CONCENTRATION OF RISK

      HAITONG is in the business of developing a mixed-use (commercial and residential) building in Shenyang City Nanhu Scientific and Technological Development Zone, Liaoning province, People's Republic of China. Next to this building is a hotel complex under development by HOTEL. Both buildings are on top of a podium and a garage, which are under development by HAITONG, BUSINESS CENTER and GARAGE.

      The real estate market and hospitality industries in the PRC are affected by various economic and political factors that are beyond the control of HIHI. The ultimate sales of development properties of HAITONG, in the opinion of management, will exceed the costs incurred plus the costs to complete the development.

      REAL ESTATE HELD FOR DEVELOPMENT AND SALE

            Real estate held for development and sale is stated at the lower of cost or net realizable value. Expenditures for land development are capitalized and are allocated to development projects by the specific identification method. Costs are allocated to specific units based on the ratio of the unit sales price to the estimated total project sales price times the total project costs.

      REAL ESTATE RENTAL PROPERTY

            Real estate rental property is stated at cost. Depreciation and amortization of real estate rental property is being provided on a straight-line method over the estimated useful lives of 40 to 50 years and amounted to $176,425 and $176,451 for the nine months ending September 30, 2000 and 1999, respectively.

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

      PROPERTY AND EQUIPMENT

      Land use rights, building, furniture, fixtures, equipment and automobiles are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 5 to 50 years.

      Equipment and vehicles as of September 30 consist of the following:


                                      2000        1999
                                    ---------   ---------
      Equipment                     $ 313,149   $ 289,520
      Vehicles                        343,186     343,297
                                    ---------   ---------
            Totals                    656,335     632,817
      Less accumulated depreciation   511,847     463,900
                                    ---------   ---------
            Totals                  $ 144,488   $ 168,917
                                    =========   =========

      The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the statement of income. The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals and betterments are capitalized. Depreciation expense for the nine months ended September 30, 2000 and 1999 amounted to $19,500 and $70,754, respectively.

      HIHI acquired land use rights from The People's Republic of China for a period of fifty years. The costs of the rights have been capitalized to the real estate development projects and once the constructed assets are ready for their intended use, the land use rights are amortized over the remaining useful life.

      Long-term assets of the Company are reviewed annually as to whether their carrying value has become impaired, pursuant to the guidelines established in Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of" (SFAS 121). The Company considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations. The Company also re-evaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives. As of September 30, 2000, the Company expects these assets to be fully recoverable.

      CASH AND CONCENTRATION OF RISKS

      For purposes of the statement of cash flows, HIHI considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

      Cash includes cash on hand and demand deposits in accounts maintained with state-owned banks within the People's Republic of China. All cash in state-owned banks are not covered by insurance. HIHI has not experienced any losses in such accounts and believes it is not exposed to any significant risks on cash in bank deposit accounts. Uninsured balances were approximately $74,279 and $150,930 as of September 30, 2000 and 1999, respectively.

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

      FAIR VALUE OF FINANCIAL INSTRUMENTS

      HIHI's financial instruments include cash and cash equivalents, accounts payable and bank loans. Management has estimated that the carrying amount approximates fair value.

      FOREIGN CURRENCY TRANSLATION AND TRANSACTIONS

      The financial position and results of operations of HIHI's companies are determined using United States dollars as the functional currency. Assets and liabilities of HIHI's companies are translated at the prevailing exchange rate in effect at the balance sheet date. Revenues and expenses are translated at an average of exchange rate in effect during the period. Translation adjustments arising from the use of different exchange rates from period to period are included in the cumulative translation adjustment account in stockholders' equity. Gains and losses on foreign exchange transactions are included in statement of income except for the transactions attributable to the development of the project, which are included in the development costs.

      REVENUE RECOGNITION

      Real estate sales are reported in accordance with the provisions of Statement of Financial Accounting Standards No. 66. Profit from the sales of development properties, less 5% business tax, is recognized by the full accrual method when the sale is consummated. A sale is not considered consummated until (a) the parties are bound by the terms of a contract,
      (b) all consideration has been exchanged, (c) any permanent financing of which the seller is responsible has been arranged (d) all conditions precedent to closing have been performed (e) the seller does not have substantial continuing involvement with the property, and (f) the usual risks and rewards of ownership have been transferred to the Buyer.

      Sales transactions not meeting all the conditions of the full accrual method are accounted for using the deposit method of accounting. Under the deposit method, all costs are capitalized as incurred, and payments received from the buyer are recorded as a deposit liability. Real estate rental income, less 5% business tax, is recognized on the straight-line basis over the terms of the tenancy agreements.

      EARNINGS PER SHARE

      HIHI adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS 128). SFAS 128 requires the presentation of earnings per share (EPS) as Basic EPS and Diluted EPS. There are no differences between Basic and Diluted EPS at September 30, 2000 and 1999.

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

      CAPITALIZED INTEREST

      HIHI follows the policy of capitalizing interest as a component of building construction costs. Total interest expense incurred for the nine months ended September 30, 2000 and 1999 amounted to $927,123 and $1,247,775, respectively. Total interest expense capitalized as part of the construction costs for the nine months ended September 30, 2000 and 1999 amounted to $419,361 and $605,977, respectively.

      INCOME TAXES

      HIHI adopted Statement of Financial Accountant Standards No. 109, "Accounting for Income Taxes" (SFAS 109). SFAS 109 requires the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consist of taxes currently due plus deferred taxes. The deferred taxes payable of $237,338 and $56,642 at September 30, 2000 and 1999, respecively represent taxes on interest income, net of expenses.


      The operations of HAITONG and HOTEL are subject to the income tax laws of the People's Republic of China but not subject to the U.S. income tax except for repatriated dividends.

      Under the Sino-U.S. bilateral tax treaty, the Chinese government is allowed to withhold tax on interest from HOTEL to HIHI with a maximum withholding rate not to exceed 10.00%. A credit is then allowed for income tax paid to China by a resident or citizen of the United States. A provision of $45,313 has been included in the provision for Chinese Income Taxes for the period ending September 30, 2000 and 1999 with a corresponding credit of $45,313 used to offset the current income tax provision for the United States.

      HIHI had tax benefits from net operating loss carryovers that expired through the year 2013 in the amount of $362,000. In the year ended December 31, 1999 the entire net operating loss carryovers were used to offset a portion of the 1999 income tax provision. Accordingly the United States tax provision for the nine months ended September 30, 1999 reflects the utilization of the net operating loss and the foreign tax credit. The provision for United States Income Taxes has been made at the prevailing rates as prescribed by the Internal Revenue Code.

      Provision for China Income Tax has been made at the prevailing rate of taxation of 33% on the estimated assessable profit for the period after utilization of losses brought forward from previous year. Provision for China Real Estate Tax has been made at the prevailing rate of taxation of 12% on the rental income for the period. The provision for income taxes consisted of the following:


                                                   2000        1999
                                                ---------   ---------
      Provision for United States Income Tax    $  46,000   $     -
      Provision for China Income Tax               45,313      45,313
      Provision for China Real Estate Tax         246,868      69,611
                                                ---------   ---------
      Totals                                    $ 338,181   $ 114,924
                                                =========   =========

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

      INCOME TAXES (CONTINUED)

      The following table reconciles the U.S. statutory rate to the Company's effective tax rate:


                                                 2000        1999
                                                 ----        ----
      U.S. Statutory rates                        34%         34%
      Foregin income not recoginzed in U.S.      (29)        (18)
      Effects of NOL Carryovers                              (10)
      China Income taxes                          --          --
      China Real Estate taxes                     12           7
                                                ----        ----
            Effective tax rate                    17%         13%
                                                ====        ====

      USE OF ESTIMATES

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

      NEW AUTHORITATIVE PRONOUNCEMENTS

      The Financial Accounting Standards Board (SFAS) has issued SFAS No. 133, "Accounting for Derivative and Hedging Activities." This new accounting standard does not have any impact on the Company's financial statements.

2.    SHAREHOLDERS' EQUITY

      HIHI has the following common shares as of September 30, 2000 and 1999:


                                       2000              1999
                                    ----------        ----------
      Authorized                    50,000,000        50,000,000
      Issued and outstanding         7,500,807         7,500,807
      Par value                    $      0.02       $      0.02


      HIHI was formerly known as Power Capital Corporation (PCC) which its stock was traded on the Over The Counter (OTC) securities market under NASDAQ. PCC has been dormant for some years and has been delisted. However, immediately prior to the acquisition and the issuance of common shares as described below, PCC has issued and outstanding common shares of 100,807 shares to various shareholders.

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


2.    SHAREHOLDERS' EQUITY (CONTINUED)

      On December 29, 1995, PCC signed an Acquisition Agreement (Agreement) as amended on January 5, 1996, with Huayang International Trust (TRUST), a business domiciled in the Isle of Man, whereas the TRUST would sell its 95%, 20%, 20% and 20% investments in HAITONG, HOTEL, GARAGE and BUSINESS CENTER, respectively, to PCC in exchange for 6,000,000 shares of common stock of PCC. HIHI recorded this acquisition under the purchase method of accounting for a total purchase price of approximately $17,500,000. On January 5, 1996, 6,000,000 shares were issued to TRUST. At the date of acquisition, PCC changed its name to HIHI.

      On January 5, 1996, HIHI issued 1,400,000 shares of common stock of PCC to certain entities and individuals in exchange for their consulting services at a value of $28,000.

      HHI is also authorized to issue preferred stock with a par value of $.02. The Board of Directors is authorized to establish the series, fix and determine the rights, preferences and limitations of the preferred stock. As of September 30, 2000 and 1999, there were no preferred stocks issued and outstanding, respectively.

3.    REAL ESTATE

      As of September 30, 2000 and 1999, real estate consists of the following:


                                             2000           1999
                                          -----------    -----------
      Real estate rental property, net    $31,982,674    $35,187,511
      Real estate held for development
        and sale                            6,288,000      8,084,758
                                          -----------    -----------
            Totals                        $38,270,674    $43,272,269
                                          ===========    ===========

      The real estate is located in Shenyang, the People's Republic of China. Certain of these properties have been pledged to secure bank loans granted to HAITONG as more fully described in note 6.

4.    INVESTMENT IN AFFILIATES

      Investments in which the Company owns a 20% interest are accounted for using the equity method. These investments collectively referred to as HOTEL GROUP consists of following as of September 30:


                                  2000           1999
                              -----------    -----------
      Share of net assets     $ 7,233,366    $ 7,238,901
      Advances made             8,380,361      8,377,881
                              -----------    -----------
            Totals            $15,613,727    $15,616,782
                              ===========    ===========

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


4.    INVESTMENT IN AFFILIATES (CONTINUED)


                                     Place of            Ownership   Principal
      Name                          Incorporation        interest    activity

      Changyang International       The People's            20%      Hotel
       Hotel (Shenyang) Co. Ltd.    Republic of China                operation
            (Hotel)

      Changhua (Shenyang)           The People's            20%      Business
       Business Co., Ltd.           Republic of China                center,
      (Business Center)                                              commercial
                                                                     retail

      Changhua (Shenyang)           The People's            20%      Car
       Business Co., Ltd.           Republic of China                Parking
            (Garage)

      Shown below is summarized financial information relative to the investments at September 30, 2000 and 1999:

      SEPTEMBER 30, 2000


                                            BUSINESS
                              HOTEL          CENTER         GARAGE
                            -----------    -----------    -----------
      Balance Sheet
        Assets              $57,223,819    $31,336,831    $21,038,644
        Liabilities          45,154,498     19,306,158      8,971,808
                            -----------    -----------    -----------
        Equity               12,069,321     12,030,673     12,066,836
        Other shareholders'
         equity               9,655,457      9,624,538      9,653,469
                            -----------    -----------    -----------
      HIHI, equity          $ 2,413,864    $ 2,406,135    $ 2,413,367
                            ===========    ===========    ===========

      SEPTEMBER 30, 1999


                                            BUSINESS
                              HOTEL          CENTER         GARAGE
                            -----------    -----------    -----------
      Balance Sheet
        Assets              $61,924,820    $26,284,190    $19,002,601
        Liabilities          49,851,270     14,249,302      6,931,538
                            -----------    -----------    -----------
        Equity               12,073,550     12,034,888     12,071,063
        Other shareholders'
         equity               9,658,840      9,627,910      9,656,850
                            -----------    -----------    -----------
      HIHI, equity          $ 2,414,710    $ 2,406,978    $ 2,414,213
                            ===========    ===========    ===========

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


4.    INVESTMENT IN AFFILIATES (CONTINUED)

      As of September 30, 2000 and 1999, interest income has been accrued on advances made to the Hotel Group; interest receivable amounted to $1,661,952 and $906,725, respectively. Interest is being accrued at the annual rate of 9.00% and is payable once the Hotel opens for operations. In 1998, HIHI fully reserved balance of $340,304 as the Hotel was still under construction and the date of the Hotel opening was still uncertain. As of September 30, 2000, the Hotel is scheduled to be opened by the end of 2000. Management evaluated their reserve at the end of 1999 and management believes the interest receivable will be collectable within the next year. As a result of this evaluation the 1998 reserve has been reduced by $100,000 at the end of 1999. As of September 30, 2000 and 1999, the reserve amounted to $240,304 and $340,304, respectively.

      In accordance with Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock", 20% of the interest income earned on these advances has been deferred until paid. Total deferred interest income, net of applicable Chinese taxes, amounted to $321,069 and $110,565 as of September 30, 2000 and 1999, respectively.

5.    DUE FROM/TO RELATED COMPANIES

      HIHI is conducting business with a related company in which HIHI's president and majority shareholder has a direct and indirect ownership interest. The related company purchases building materials for various projects. In addition, the company has been handling property rental and sales activities for HAITONG. As of September 30, 2000 and 1999, the amount due from the related company amounted to $6,880,695 and $13,666,020, respectively.

      HIHI has entered into an agreement in 1997 with a related company to advance funds in the form of purchased materials. The agreement states that HIHI can postpone principal payments for three years without incurring any interest charges. HIHI has the option to pay off the debt in cash or common stock of HIHI. As of September 30, 2000 and 1999, the total amount of debt under this agreement amounted to $14,787,763.

      HAITONG has entered into an agreement with a property management company owned by HIHI's majority shareholder to manage and maintain one of the buildings, podiums and garages.

6.    BANK LOANS

      The bank loans bear interest ranging from 6.44% to 9.51% annually and are secured by real estate (see note 3) owned by HAITONG and a corporate guarantee given by a related company.

      As of September 30, 2000 and 1999, bank loans consist of the following:

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


6.    BANK LOANS (CONTINUED)


                                                                 2000              1999
                                                              ----------        ----------
         Loan from China Construction Bank, due
           November 24, 2000, quarterly interest
           only payments at 7.03% per annum, secured
           by properties and guaranteed by HAITONG            $4,927,120        $4,928,846

         Loan from China Construction Bank, due
           December 28, 2000, quarterly interest
           only payments at 7.62% per annum, secured
           by properties and guaranteed by HAITONG             1,811,441         1,812,076

         Loan from China Construction Bank, due
           December 8, 2000, quarterly interest
           only payments at 6.44% per annum, secured
           by properties and guaranteed by HAITONG               205,297           205,369

         Loan from China Merchant Bank, due
           October 15, 2000, quarterly interest
           only payments at 6.44% per annum, secured
           by properties and guaranteed by HAITONG             2,294,492         2,295,296

         Loan from China Merchant Bank, due
           March 30, 2001, quarterly interest
           only payments at 6.44% per annum, secured
           by properties and guaranteed by HAITONG               797,034           797,313

         Loan from China Agricultural Bank, due
           September 9, 2000, quarterly interest
           only payments at 9.51% per annum, secured
           by properties and guaranteed by HAITONG                              1,232,146

         Loan from China Agricultural Bank, due
           December 21, 1999, quarterly interest
           only payments at 9.51% per annum, secured
           by properties and guaranteed by HAITONG                              1,812,141

         Loan from China Industrial Bank, due
           September 3, 2000, quarterly interest
           only payments at 6.93% per annum, secured
           by properties and guaranteed by HAITONG             3,622,882         3,624,151

         Loan from China Construction Bank, due
           December 6, 2000, quarterly interest
           only payments at 7.11% per annum, secured
           by properties and guaranteed by HAITONG             3,622,882         3,624,151
                                                              ----------        ----------
                  Totals   $                                  17,281,148        20,331,489
                                                              ==========       ==========

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


6.    BANK LOANS (CONTINUED)

      Principal repayment requirements of all bank loans based on existing terms at September 30, 2000 are as follows:

            YEAR ENDING                         PRINCIPAL
            DECEMBER 31                         REPAYMENT
               2000                             $17,286,784

      Total interest expense for the nine months ended September 30, 2000 and 1999 amounted to $507,762 and $641,798, respectively.

      The Company is currently in negotiations with their banks to refinance their loan obligations.

7.    SEGMENT REPORTING

      In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about
      Segments of an Enterprise and Related Information" (SFAS 131).
      SFAS No. 131 requires the Company to disclose information used by management to evaluate its individual business segments. As the Company currently is engaged in only one business segment, no additional disclosures are required. The Company's net investment in and the operating results of its various real estate activities may be derived directly from the accompanying consolidated financial statements.

8.    Rental Income

      The Company receives rental income from leasing retail, office and residential building space under operating leases. Future minimum rentals, under non-cancelable operating leases to be received over the next five years net of 5% business tax as of September 30, 2000 are as follows:


            YEAR ENDING
            DECEMBER 31,       AMOUNT
            ------------      ---------
            2000              $  933,000
            2001               3,755,000
            2002               2,666,000
            2003               2,521,000
            2004                 840,000
            Thereafer                 --

                      HUAYANG INTERNATIONAL HOLDINGS, INC.

                                 AND SUBSIDIARY

                        CONSOLIDATED FINANCIAL STATEMENTS
                                       AND
                          INDEPENDENT AUDITORS' REPORT

                           DECEMBER 31, 1999 AND 1998

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY

                        CONSOLIDATED FINANCIAL STATEMENTS
                                       AND
                          INDEPENDENT AUDITORS' REPORT
                           DECEMBER 31, 1999 AND 1998





                                TABLE OF CONTENTS





                                                                            Page
                                                                            ----


Independent Auditors' Report                                                   1

Consolidated Balance Sheets as of December 31, 1999
    and 1998                                                     Exhibit A     2

Consolidated Statements of Income and Comprehensive
    Income for the years ended December 31, 1999
    and 1998                                                     Exhibit B     3

Consolidated Statements of Changes in Shareholders'
    Equity for the years ended December 31, 1999 and
    1998                                                         Exhibit C     4

Consolidated Statements of Cash Flows for the years
    ended December 31, 1999 and 1998                             Exhibit D     5

Notes to the financial statements                                         6 - 19

The Board of Directors
Huayang International Holdings, Inc.
  and Subsidiary



                          INDEPENDENT AUDITORS' REPORT

         We have audited the accompanying consolidated balance sheets of Huayang International Holdings, Inc. and subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of income and comprehensive income, changes in shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Huayang International Holdings, Inc. and subsidiary as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


                                    /s/ Moore Stephens Frazer and Torbet, LLP

                                    Certified Public Accountants
                                    Walnut, California

March 28, 2000
                                      - 1 -

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY     EXHIBIT A

                           CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 1999 AND 1998




                                     ASSETS


                                                                  1999            1998
                                                              -----------     -----------
ASSETS:
  Real estate rental property, net of accumulated
    depreciation of $444,836 in 1999 and $176,057 in 1998     $31,736,735     $33,841,095
  Real estate held for development and sale                     6,951,519      10,394,987
  Cash                                                            133,909         612,612
  Due from related companies                                    5,162,353       6,723,273
  Investment in affiliates                                     15,614,775      15,615,298
  Property and equipment, net of accumulated
    depreciation of $492,501 in 1999 and $391,382 in 1998         153,979         230,383
  Other assets                                                    162,223          69,516
                                                              -----------     -----------
    Total assets                                              $59,964,227     $67,487,164
                                                              ===========     ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:
  Deposits on real estate sales                               $        --     $ 3,332,050
  Accounts payable and accrued liabilities                      3,538,660       6,655,435
  Bank loans                                                   17,295,725      21,382,068
  Due to related companies                                     15,030,737      14,844,178
  Income taxes payable                                          1,147,412       1,026,705
  Deferred interest income                                        219,113              --
                                                              -----------     -----------
    Total liabilities                                          37,399,343      47,240,436
                                                              -----------     -----------

MINORITY INTEREST                                               1,023,801         977,031
                                                              -----------     -----------

SHAREHOLDERS' EQUITY, Exhibit C:
  Common Stock, $0.02 par value, authorized 50,000,000
    shares, 7,500,807 shares issued and outstanding               150,016         150,016
  Paid-in capital                                              18,296,291      17,346,291
  Accumulated other comprehensive income                           31,260          33,519
  Retained earnings                                             3,063,516       1,739,871
                                                              -----------     -----------
    Total shareholders' equity                                 21,541,083      19,269,697
                                                              -----------     -----------

      Total liabilities and shareholders' equity              $59,964,227     $67,487,164
                                                              ===========     ===========


          The accompanying notes are a integral part of this statement.

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY     EXHIBIT B

                        CONSOLIDATED STATEMENTS OF INCOME
                            AND COMPREHENSIVE INCOME
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998



                                                         1999               1998
                                                     ------------      ------------
REVENUES:
  Real estate sales                                  $  5,400,356      $ 15,919,045
  Real estate rental income                               824,528           196,022
  Interest income                                         704,183                --
                                                     ------------      ------------
      Total revenues                                    6,929,067        16,115,067
                                                     ------------      ------------

COSTS AND EXPENSES:
  Cost of real estate sold                              3,680,697        12,363,532
  Real estate operating expenses                          247,281           494,741
  Depreciation                                            330,354           140,463
  Interest expense                                        804,751                --
  Other operating expenses                                 34,753           188,918
                                                     ------------      ------------
      Total costs and expenses                          5,097,836        13,187,654
                                                     ------------      ------------

INCOME BEFORE INCOME TAXES AND MINORITY INTEREST        1,831,231         2,927,413

PROVISION FOR INCOME TAXES                                460,745         1,051,467
                                                     ------------      ------------

INCOME BEFORE MINORITY INTEREST                         1,370,486         1,875,946

MINORITY INTEREST                                         (46,841)
                                                                           (103,243)
                                                     ------------      ------------

NET INCOME                                              1,323,645         1,772,703

OTHER COMPREHENSIVE INCOME
  Foreign currency translation adjustments                 (2,259)              613
                                                     ------------      ------------

COMPREHENSIVE INCOME                                 $  1,321,386      $  1,773,316
                                                     ============      ============

NET INCOME PER SHARE (basic)                         $       0.18      $       0.24
                                                     ============      ============


          The accompanying notes are a integral part of this statement.

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY     EXHIBIT C

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998



                                                                                                 Accumulated other
                                      Number          Common         Paid-in         Retained      comprehensive
                                    of shares         stock          capital         earnings         income            Totals
                                   ------------    ------------    ------------    ------------     ------------     ------------
BALANCE, January 1, 1998              7,500,807    $    150,016    $  8,954,892    $    (32,832)    $     32,906     $  9,104,982

   Net income, Exhibit B                     --              --              --       1,772,703               --        1,772,703
   Additions to paid in capital              --              --       8,391,399              --               --        8,391,399
   Foreign currency translation
    adjustments                              --              --              --              --              613              613
                                   ------------    ------------    ------------    ------------     ------------     ------------
BALANCE, December 31, 1998            7,500,807         150,016      17,346,291       1,739,871           33,519       19,269,697

   Net income, Exhibit B                     --              --              --       1,323,645               --        1,323,645
   Additions to paid in capital              --              --         950,000              --               --          950,000
   Foreign currency translation
    adjustments                              --              --              --              --           (2,259)          (2,259)
                                   ------------    ------------    ------------    ------------     ------------     ------------
BALANCE, December 31, 1999            7,500,807    $    150,016    $ 18,296,291    $  3,063,516     $     31,260     $ 21,541,083
                                   ============    ============    ============    ============     ============     ============


          The accompanying notes are a integral part of this statement.

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY     EXHIBIT D

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


                                                                 1999              1998
                                                             ------------      ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                  $ 1,323,645      $  1,772,703
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Gain on sales of real estate                               (1,719,659)       (3,555,513)
    Net cash proceeds from sales of real estate                 5,400,356        15,919,945
    Real estate development costs                               1,596,181        (6,881,010)
    Depreciation                                                  372,037           285,477
    (Increase) decrease in other assets                           (92,707)           668,057
    Decrease in accounts payable and accrued liabilities       (3,116,775)      (11,371,871)
    (Decrease) increase in deposits on real estate sales       (3,332,050)        3,332,050
    Increase in deferred interest income                          219,113                --
    Increase in deferred income taxes payable                     167,696                --
    Increase in income taxes payable                              120,707         1,026,706
    (Decrease) increase in comprehensive income                    (2,259)              613
                                                             ------------      ------------
     Net cash provided by operating activities                    936,285         1,197,157
                                                             ------------      ------------


CASH FLOWS FROM INVESTING ACTIVITIES:
  Investment in affiliates                                            523        (8,391,400)
  Purchase of property and equipment                              (24,683)          (40,606)
                                                             ------------      ------------
     Net cash used in investing activities                        (24,160)       (8,432,006)
                                                             ------------      ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  (Repayments to) proceeds from short term bank loans          (4,086,343)        5,614,698
  Advances from (repayments to) related companies               1,698,745        (7,101,702)
  Contributed capital                                             950,000         8,391,398
  Increase in minority interest                                    46,770           878,224
                                                             ------------      ------------
     Net cash (used in) provided by financing activities       (1,390,828)        7,782,618
                                                             ------------      ------------

NET (DECREASE) INCREASE IN CASH                                  (478,703)          547,769

CASH, beginning of year                                           612,612            64,843
                                                             ------------      ------------

CASH, end of year                                            $    133,909      $    612,612
                                                             ============      ============


SUPPLEMENTARY CASH FLOW INFORMATION:

  Interest paid (net of interest capitalized of $666,627
   in 1999 and $1,963,401 in 1998)                                970,322                --
                                                             ============      ============

  Income taxes paid                                          $         --      $         --
                                                             ============      ============


          The accompanying notes are a integral part of this statement.

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         a.       THE REPORTING ENTITY

                  The financial statements of Huayang International Holdings, Inc. and Subsidiary (HIHI) reflect the activities and financial transactions of its subsidiary Shenyang Haitong House Properties Development Ltd. (HAITONG). HIHI has a 95% ownership interest in HAITONG. HIHI also has a less than majority ownership interest in three other companies, Changyang International Hotel (Shenyang) Co. Ltd. (HOTEL), Changyuan (Shenyang) Park Ltd. (GARAGE) and Changhua (Shenyang) Business Co. Ltd. (BUSINESS CENTER) collectively referred to as HOTEL GROUP.

                  HIHI is incorporated under the laws of the State of Nevada in the United States. HAITONG, HOTEL, GARAGE and BUSINESS CENTER are incorporated under the laws of the People's Republic of China (PRC).

         b.       PRINCIPLES OF CONSOLIDATION

                  The consolidated financial statements of HIHI include its subsidiary HAITONG. All significant inter-company accounts and transactions have been eliminated in the consolidation. HIHI accounts for its investment in HOTEL GROUP under the equity method.

         c.       NATURE OF OPERATIONS AND CONCENTRATION OF RISK

                  HAITONG is in the business of developing a mixed-use (commercial and residential) building in Shenyang City Nanhu Scientific and Technological Development Zone, Liaoning province, People's Republic of China. Next to this building is a hotel complex under development by HOTEL. Both buildings are on top of a podium and a garage, which are under development by HAITONG, BUSINESS CENTER and GARAGE.

                  The real estate market and hospitality industries in the PRC are affected by various economic and political factors that are beyond the control of HIHI. The ultimate sales of development properties of HAITONG, in the opinion of management, will exceed the costs incurred plus the costs to complete the development.

         d.       REAL ESTATE HELD FOR DEVELOPMENT AND SALE

                  Real estate held for development and sale is stated at the lower of cost or net realizable value. Expenditures for land development are capitalized and are allocated to development projects by the specific identification method. Costs are allocated to specific units based on the ratio of the unit sales price to the estimated total project sales price times the total project costs.

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         e.   REAL ESTATE RENTAL PROPERTY

                  Real estate rental property is stated at cost. Depreciation and amortization of real estate rental property is being provided on a straight-line method over the estimated useful lives of 40 to 50 years and amounted to $270,918 and $176,319 for the years ending December 31, 1999 and 1998, respectively.

         f.        PROPERTY AND EQUIPMENT

                  Land use rights, building, furniture, fixtures, equipment and automobiles are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 5 to 50 years.

                  The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the statement of income. The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals and betterments are capitalized. Depreciation expense for the years ended December 31, 1999 and 1998 amounted to $101,119 and $109,158, respectively.

                  HIHI acquired land use rights from The People's Republic of China for a period of fifty years. The cost of the rights have been capitalized to the real estate development projects and once the constructed assets are ready for their intended use, the land use rights are amortized over the remaining useful life.

                  Long-term assets of the Company are reviewed annually as to whether their carrying value has become impaired, pursuant to the guidelines established in Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of" (SFAS 121). The Company considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations. The Company also re-evaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives. As of December 31, 1999, the Company expects these assets to be fully recoverable.

         g.       CASH AND CONCENTRATION OF RISKS

                  For purposes of the statement of cash flows, HIHI considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         g.       CASH AND CONCENTRATION OF RISKS (CONTINUED)

                  Cash includes cash on hand and demand deposits in accounts maintained with state-owned banks within the People's Republic of China. All cash in state-owned banks are not covered by insurance. HIHI has not experienced any losses in such accounts and believes it is not exposed to any significant risks on cash in bank deposit accounts. Uninsured balances were approximately $78,528 and $611,055 as of December 31, 1999 and 1998, respectively.

         h.       FAIR VALUE OF FINANCIAL INSTRUMENTS

                  HIHI's financial instruments include cash and cash equivalents, accounts payable and bank loans. Management has estimated that the carrying amount approximates fair value.

         i.       FOREIGN CURRENCY TRANSLATION AND TRANSACTIONS

                  The financial position and results of operations of HIHI's companies are determined using United States dollars as the functional currency. Assets and liabilities of HIHI's companies are translated at the prevailing exchange rate in effect at the balance sheet date. Revenues and expenses are translated at an average of exchange rate in effect during the year. Translation adjustments arising from the use of different exchange rates from period to period are included in the cumulative translation adjustment account in stockholders' equity. Gains and losses on foreign exchange transactions are included in statement of income except for the transactions attributable to the development of the project, which are included in the development costs.

         j.       REVENUE RECOGNITION

                  Real estate sales are reported in accordance with the provisions of Statement of Financial Accounting Standards No. 66. Profit from the sales of development properties, less 5% business tax, is recognized by the full accrual method when the sale is consummated. A sale is not considered consummated until (a) the parties are bound by the terms of a contract, (b) all consideration has been exchanged, (c) any permanent financing of which the seller is responsible has been arranged (d) all conditions precedent to closing have been performed
         (e) the seller does not have substantial continuing involvement with the property, and (f) the usual risks and rewards of ownership have been transferred to the buyer. Sales transactions not meeting all the conditions of the full accrual method are accounted for using the deposit method of accounting. Under the deposit method, all costs are capitalized as incurred, and payments received from the buyer are recorded as a deposit liability.

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         j.       REVENUE RECOGNITION (CONTINUED)

                  Real estate rental income, less 5% business tax, is recognized on the straight-line basis over the terms of the tenancy agreements.

         k.       EARNINGS PER SHARE

                  HIHI adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS 128). SFAS 128 requires the presentation of earnings per share (EPS) as Basic EPS and Diluted EPS. There are no differences at December 31, 1999 and 1998.

         l.       CAPITALIZED INTEREST

                  HIHI follows the policy of capitalizing interest as a component of building construction costs. Total interest expense incurred for the years ended December 31, 1999 and 1998 amounted to $804,751 and $1,963,401, respectively. Total interest expense capitalized as part of the construction costs for the years ended December 31, 1999 and 1998 amounted to $666,627 and $1,963,401, respectively.

         m.       INCOME TAXES

                  HIHI adopted Statement of Financial Accountant Standards No. 109, "Accounting for Income Taxes" (SFAS 109). SFAS 109 requires the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consist of taxes currently due plus deferred taxes.

                  The operations of HAITONG and HOTEL are subject to the income tax laws of the People's Republic of China but not subject to the U.S. income tax except for repatriated dividends.

                  Under the Sino-U.S. bilateral tax treaty, the Chinese government is allowed to withhold tax on interest from HOTEL to HIHI with a maximum withholding rate not to exceed 10.00%. A credit is then allowed for income tax paid to China by a resident or citizen of the United States. A provision of $105,000 has been included in the provision for Chinese Income Taxes for the year ending December 31, 1999 with a corresponding credit of $105,000 used to offset current income tax provision for the United States.

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         m.       INCOME TAXES (CONTINUED)

                  HIHI had tax benefits from the net operating loss carried forwards that expired through the year 2013. The utilization of the loss to offset future income is limited by law; in prior years management believed that more than likely that such deferred tax benefit would not be realized and therefore a valuation allowance of an equivalent amount was recorded to offset the deferred tax asset. The income tax effect of the temporary differences as of December 31, 1998 consisted of the following:


                                                                    1999       1998
                                                                    ----       ----
           Deferred tax asset resulting from
              deductible temporary differences for
              utilization of net operating loss carry
              forwards for income tax purposes                                 $ 362,000
                                                                               =========

           Valuation allowance resulting from the
              potential non-utilization of net
              operating loss carry forwards for
              income tax purposes                                               $(362,000)
                                                                                =========

           Deferred tax liability resulting from
             interest income, net of expense                      $167,696
                                                                  ========

                  However during the current year the Company has generated sufficient income to utilize the net operating loss carryovers and the foreign tax credit that is available. The provision for United States Income Taxes has been made at the prevailing rates as prescribed by the Internal Revenue Code. No provision for deferred taxes has been provided, as there are no temporary differences as of December 31, 1999.

                  Provision for China Income Tax has been made at the prevailing rate of taxation of 33% on the estimated assessable profit for the period after utilization of losses brought forward from previous year. Provision for China Real Estate Tax has been made at the prevailing rate of taxation of 12% on the rental income for the period. The provision for income taxes consisted of the following:


                                                         1999            1998
                                                       --------       ---------
           Provision for United States Income Tax      $152,020      $      -0-
           Provision for China Income Tax               204,575       1,026,706
           Provision for China Real Estate Tax          104,150          24,761
                                                       --------       ---------
               Total                                   $460,745      $1,051,467
                                                       ========      ==========


         The following table reconciles the U.S. statutory rate to the Company's effective tax rate:


                                             1999         1998
                                             ----         ----

U.S. Statutory rates                          34%          34%
Foreign income not recognized in U.S.        (22)         (36)
Effects of NOL Carryovers                     (7)           2
China Income taxes                            14           35
China Real Estate taxes                        6            1
                                             ---          ---
       Effective tax rate                     25%          36%
                                             ===          ===


The decrease in tax rates from 1999 as compared to 1998 relates to a decrease in Real Estate Sales with an increase in Real Estate Rental Income. China income taxes assessed on Real Estate Sales income is taxed at a significantly higher rate than China Real Estate taxes, which is assessed on Real Estate Rental Income.

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         n.       USE OF ESTIMATES

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

         o.       NEW AUTHORITATIVE PRONOUNCEMENTS

                  The Financial Accounting Standards Board (SFAS) has issued SFAS No. 133, "Accounting for Derivative and Hedging Activities." This new accounting standard does not have any impact on the Company's financial statements.

         p.       RECLASSIFICATIONS

                  Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation. These reclassifications have no effect on net income or shareholders' equity.

2.       SHAREHOLDERS' EQUITY

                  HIHI has the following common shares as of December 31, 1999 and 1998:


                                                   1999               1998
                                                   ----               ----
           Authorized                          50,000,000         50,000,000
           Issued and outstanding               7,500,807          7,500,807
           Par value                                $0.02              $0.02

                  HIHI was formerly known as Power Capital Corporation (PCC) which its stock was traded on the Over The Counter (OTC) securities market under NASDAQ. PCC has been dormant for some years and has been delisted. However, immediately prior to the acquisition and the issuance of common shares as described below, PCC has issued and outstanding common shares of 100,807 shares to various shareholders.

                  On December 29, 1995, PCC signed an Acquisition Agreement (Agreement) as amended on January 5, 1996, with Huayang International Trust (TRUST), a business domiciled in the Isle of Man, whereas the TRUST would sell its 95%, 20%, 20% and 20% investments in HAITONG, HOTEL, GARAGE and BUSINESS CENTER, respectively, to PCC in exchange for 6,000,000 shares of

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.       SHAREHOLDERS' EQUITY, CONTINUED

         common stock of PCC. HIHI recorded this acquisition under the purchase method of accounting for a total purchase price of approximately $17,500,000. On January 5, 1996, 6,000,000 shares were issued to TRUST. At the date of acquisition, PCC changed its name to HIHI.

                  On January 5, 1996, HIHI issued 1,400,000 shares of common stock of PCC to certain entities and individuals in exchange for their consulting services at a value of $28,000.

                  HHI is also authorized to issue preferred stock with a par value of $.02. The Board of Directors is authorized to establish the series, fix and determine the rights, preferences and limitations of the preferred stock. As of December 31, 1999 and 1998, there were no preferred stocks issued and outstanding, respectively.

3.       REAL ESTATE

                  As of December 31, 1999 and 1998, real estate consists of the following:


                                                    1999             1998
                                                    ----             ----
         Real estate rental property, net       $31,736,735       $33,841,095
         Real estate held for development
           and sale
                                                  6,951,519        10,394,987
           Total                                $38,688,254       $44,236,082
                                                 ==========        ==========


                  The real estate is located in Shenyang, the People's Republic of China. Certain of these properties have been pledged to secure bank loans granted to HAITONG as more fully described in note 6.

4.       INVESTMENT IN AFFILIATES

                  Investment in which the Company owns a 20% interest are accounted for using the equity method. These investments collectively referred to as HOTEL GROUP consists of the following as of December 31:


                                                   1999              1998
                                                   ----              ----
         Share of net assets                   $ 7,223,375       $ 7,223,898
         Advances made                           8,391,400         8,391,400
                                               -----------       -----------
             Total                             $15,614,775       $15,615,298
                                               ===========       ===========

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.       INVESTMENT IN AFFILIATES (CONTINUED)


                                                        PLACE OF        OWNERSHIP  PRINCIPAL
         NAME                                        INCORPORATION      INTEREST   ACTIVITY
         ----                                        -------------      --------   --------


         Changyang International                     The People's         20%      Hotel
           Hotel (Shenyang) Co. Ltd.               Republic of China               operation
           (Hotel)

         Changhua (Shenyang)                         The People's         20%      Business
           Business Co. Ltd.                       Republic of China               center,
           (Business Center)                                                       commercial and
                                                                                   retail

         Changyuan (Shenyang)                        The People's         20%      Car parking
           Park Co. Ltd.                           Republic of China
           (Garage)


                  Shown below is summarized financial information relative to the investments at December 31, 1999 and 1998:


         DECEMBER 31, 1999
                                                             BUSINESS
                                              HOTEL           CENTER          GARAGE
                                            -----------     -----------     -----------
         Balance Sheet:
             Assets                         $52,857,416     $30,703,805     $20,969,801
             Liabilities                     40,786,508      18,671,388       8,901,216
                                            -----------     -----------     -----------
             Equity                          12,070,908      12,032,417      12,068,585
             Other Shareholders' Equity       9,665,130       9,627,930       9,655,475
                                            -----------     -----------     -----------
         HIHI, equity                       $ 2,405,778     $ 2,404,487     $ 2,413,110
                                            ===========     ===========     ===========


         DECEMBER 31, 1998
                                                             BUSINESS
                                              HOTEL           CENTER          GARAGE
                                            -----------     -----------     -----------
         Balance Sheet:
             Assets                         $44,380,490     $25,787,693     $18,749,055
             Liabilities                     32,349,906      13,764,385       6,682,631
                                            -----------     -----------     -----------
             Equity                          12,030,584      12,023,308      12,066,424
             Other Shareholders' Equity       9,624,467       9,618,729       9,653,222
                                            -----------     -----------     -----------
         HIHI, equity                       $ 2,406,117     $ 2,404,579     $ 2,413,202
                                            ===========     ===========     ===========

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.       INVESTMENT IN AFFILIATES (CONTINUED)

                  As of December 31, 1999, interest income has been accrued on advances made to the Hotel Group; interest receivable amounted to $1,095,530 as compared to $340,304 in 1998. Interest is being accrued at the annual rate of 9.00% and is payable once the Hotel opens for operations. In 1998, HIHI fully reserved the $340,304 as the Hotel was still under construction and the date of the Hotel opening was still uncertain. As of December 31, 1999, the Hotel is scheduled to be opened by June, 2000. Management evaluates their reserve throughout the year and management believes the interest receivable will be collectable within the next year. As a result of this evaluation the 1998 reserve has been reduced by $100,000. As of December 31, 1999 and 1998, the reserve amounted to $240,304 and $340,304, respectively.

                  In accordance with Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock", 20% of the interest income earned on these advances has been deferred until paid. Total deferred interest income amounted to $219,113 as of December 31, 1999.

5.       DUE FROM/TO RELATED COMPANIES

                  HIHI is conducting business with a related company in which HIHI's president and majority shareholder has a direct and indirect ownership interest. The related company purchases building materials for various projects. In addition, the company has been handling property rental and sales activities for HAITONG. As of December 31, 1999 and 1998, the amount due from the related company amounted to $4,355,861 and $6,723,273, respectively. Due from related parties consisted of the following at December 31:


                                                     1999             1998
                                                  -----------      -----------
Interest receivable from Hotel Group              $ 1,095,530      $   340,304
Reserve for uncollectable interest receivable        (240,304)        (340,304)
Due to Huayang Industry and Commerce Group          4,355,861        6,723,273
                                                  -----------      -----------
Totals                                            $ 5,211,087      $ 6,723,273
                                                  ===========      ===========

         HIHI has entered into an agreement in 1997 with a related company to advance funds in the form of purchased materials which has amounted to $14,570,956. The related company has also made cash advances for expenses in the amount of $216,807. The agreement states that HIHI can postpone principal payments for three years without incurring any interest charges. HIHI has the option to pay off the debt in cash or common stock of HIHI. According to the agreement, the conversion price will be the market price of the stock. In case a market price is not available, the conversion price will be the book value of the stock. As of December 31, 1999 and 1998, the total amount of debt under this agreement amounted to $14,787,763.

                  HAITONG has entered into an agreement with a property management company owned by HIHI's majority shareholder to manage and maintain one of the buildings, podiums and garages.

6.       BANK LOANS

                  The bank loans bear interest ranging from 6.44% to 9.51% annually and are secured by real estate (see note 3) owned by HAITONG and a corporate guarantee given by a related company.

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         6.       BANK LOANS (CONTINUED)

                  As of December 31, 1999 and 1998, bank loans consist of the following:


                                                                                       1999            1998
                                                                                       ----            ----

           Loan from China Construction Bank, due November 24, 2000, quarterly interest only payments at 7.03% per annum, secured by properties
              and guaranteed by HAITONG                                              $4,927,834     $5,000,664

          Loan from China Construction Bank due December 28, 2000, quarterly interest only payments at 7.62% per annum, secured by properties
              and guaranteed by HAITONG                                               1,811,704      1,811,835

          Loan from China Construction Bank, due December 8, 2000, quarterly interest only payments at 6.44% per annum, secured by properties
              and guaranteed by HAITONG                                                 205,326        219,835

          Loanfrom China Merchant Bank, due October 15, 2000, quarterly interest only payments at 6.44% per annum, secured by properties,
              and guaranteed by HAITONG                                               2,294,825     $2,294,990

          Loan from China Merchant Bank, due April 23, 2000, interest only payments at 6.53% per annum, secured by properties, and guaranteed
              by HAITONG                                                                809,222        845,522

          Loan from China Agricultural Bank, due September 9, 2000, interest only payments At 9.51% per annum, secured by properties, and
              corporate guarantee of a related company                                       --      1,207,890

          Loan from China Agricultural Bank, due December 21, 1999, interest only payments at 9.51% per annum, secured by properties, and
              corporate guarantee of a related company                                       --      1,811,835



                                                                                       1999            1998
                                                                                       ----            ----

          Loan from China Industrial Bank, due September 3, 2000, quarterly interest only payments at 6.93% per annum, secured by properties,
              and guaranteed by HAITONG                                              3,623,407      3,623,670

          Loan from China Construction Bank, due December 6, 2000, quarterly interest only payments at 7.11% per annum, secured by properties,
              and guaranteed by HAITONG                                              3,623,407      3,623,670

          Loan from China Construction Bank, due April 30, 1999, interest only payments at 6.93% per annum, secured by bills of exchange and
              corporate guarantee of a related company                                       -        362,370

          Loanfrom China Merchant Bank, due January 14, 1999, interest only payments at 7.23% per annum, secured by bills of exchange and
              corporate guarantee of a related company                                       -        579,787
                                                                                   -----------    -----------
                  Total                                                            $17,295,725    $21,382,068
                                                                                   ===========    ===========



                  Principal repayment requirements of all bank loans based on existing terms at December 31, 1999 are as follows:


                        YEAR ENDING                                PRINCIPAL
                        DECEMBER 31                                REPAYMENT
                        -----------                                ---------
                            2000                                   $17,295,725
                         Thereafter                                       -

                  Total interest expense for the years ended December 31, 1999 and 1998 including related company debts amounted to $2,135,650 and $1,963,401, respectively.

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


7.       SEGMENT REPORTING

                  In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131). SFAS No. 131 requires the Company to disclose information used by management to evaluate its individual business segments. As the Company currently is engaged in only one business segment, no additional disclosures are required. The Company's net investment in and the operating results of its various real estate activities may be derived directly from the accompanying consolidated financial statements.

8.        YEAR 2000

                  HIHI recognizes the potential implications of the Year 2000
         (Y2K) issue on systems that may contain date-related transactions, data, embedded chips, etc. HIHI is presently on manual system and is in the process of renovating or replacing, as necessary, the computer applications and business processes to provide for continued services in the new millennium. HIHI is also assessing the preparedness of external entities that interface with HIHI. There can be no assurance that there will not be a material adverse effect on HIHI if its actions and/or those related third parties fail to address all significant issues in a timely manner.

                  The costs of HIHI's Y2K compliance efforts are expensed as incurred and are being funded with cash flows from operations. At this time, the costs of these efforts are not expected to have a material effect to HIHI's financial position or the results of their operations in any given period.

9.       RENTAL INCOME

                  The Company receives rental income from leasing retail, office and residential building space under operating leases. Future minimum rentals, under non-cancelable operating leases to be received over the next five years net of 5% business tax as of December 31, 1999 are as follows:


                              YEAR ENDING
                              DECEMBER 31       AMOUNT
                              -----------       ------

                                 2000        $  928,853
                                 2001           239,054
                                 2002            51,407
                                 2003            16,102
                                 2004             8,606
                                 Thereafter       8,606

o Exhibits have been filed with the SEC in prior filings.


                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

DATE:  April 10, 2001                    Huayang International Holdings, Inc.

                                           By: /s/ Gao WanJun
                                              -------------------
                                              Name:  Gao WanJun
                                              Title: President


                                POWER OF ATTORNEY

         Each person whose signature appears below hereby appoints Gao WanJun his or her true and lawful attorney-in-fact with authority to execute in the name of each such person, and to file with the Securities and Exchange Commission, together with any exhibits thereto and other documents therewith any and all amendments (including without limitation post-effective amendments) necessary or advisable to enable the Company to comply with the Securities Exchange Act of 1934, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, which amendments may make such changes in this Registration Statement as the aforesaid attorney-in-fact deems appropriate.

         Pursuant to the requirements of the Section 12 of the Securities and Exchange Act of 1934, as amended, this registration statement has been signed below by the following persons in the capacities indicated on the 10th day of April, 2001.


Signature                                     Title
---------                                     -----

/s/ Gao WanJun                                Chairman of the Board of
------------------------------                Directors, Chief Executive
Name:  Gao WanJun                             Officer and President



/s/ Wang YuFei                                Secretary and Director
------------------------------
Name: Wang YuFei


/s/ Wang XiaoLuan                             Vice President, Chief Financial
------------------------------                Officer and Director
Name: Wang XiaoLuan


/s/ Gao WanJun                                President and CEO
------------------------------
Name:  Gao WanJun





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